UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the six-month period ended June 30, 2007. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements, as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.3520, which was the noon buying rate on June 29, 2007.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (E.U.) as of the date of the financial statements included in this report, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission. All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission. As such, the consolidated financial statements of Deutsche Telekom also comply with International Financial Reporting Standards as published by the IASB. Therefore, there are no differences and reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed. E.U. GAAP and International Financial Reporting Standards as published by the IASB are referred to hereafter, collectively, as “IFRS”. IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, see “Item 5. Operating and Financial Review and Prospects—Reconciling Differences between IFRS and U.S. GAAP” and notes (50) and (51) to our consolidated financial statements contained in our Annual Report on Form 20-F and the “Reconciliation of IFRS to U.S. GAAP” in the consolidated financial statements contained in this Report.

DEUTSCHE TELEKOM AT A GLANCE

			Q2 2007	Q2 2006	Change %	H1 2007	H1 2006	Change %	FY 2006
Net revenue			15,575	15,130	2.9	31,028	29,972	3.5	61,347
Domestic			7,624	8,139	(6.3)	15,417	16,347	(5.7)	32,460
International			7,951	6,991	13.7	15,611	13,625	14.6	28,887
Profit from operations			2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287
Profit (loss) from financial activities[a]			(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Profit before income taxes[a]			1,261	1,333	(5.4)	2,307	3,101	(25.6)	2,604
Depreciation, amortization and impairment losses			(2,770)	(2,664)	(4.0)	(5,518)	(5,234)	(5.4)	(11,034)
Net profit[a]			608	1,018	(40.3)	1,067	2,108	(49.4)	3,165

Earnings per share/ADS[a,b], basic and diluted	(	€)	0,14	0.24	(41.7)	0.25	0.49	(49.0)	0.74

Net cash from operating activities[c]			3,150	2,898	8.7	5,215	5,695	(8.4)	14,222

Number of employees at balance sheet date

	June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006	Change June 30, 2007/ June 30, 2006%
Deutsche Telekom Group	242,703	247,125	(1.8)	248,800	(2.5)	249,991	(2.9)
Non-civil servants	204,108	207,163	(1.5)	208,420	(2.1)	207,073	(1.4)
Civil servants	38,595	39,962	(3.4)	40,380	(4.4)	42,918	(10.1)

Number of fixed-network lines and mobile customers

			June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006	Change June 30, 2007/ June 30, 2006%
Telephone lines[d]	(millions	)	37.7	38.3	(1.6)	39.0	(3.3)	40.1	(6.0)
Broadband lines[e]	(millions	)	13.0	12.4	4.8	11.5	13.0	9.8	32.7
Mobile customers[f]	(millions	)	111.8	109.2	2.4	106.4	5.1	101.1	10.6

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. We believe that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet. The corresponding prior-year comparatives have been adjusted accordingly. For more information see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.
b	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
c	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from investing activities. Prior-year figures have been adjusted accordingly.
d	Telephone lines of the Group (including ISDN channels), including for internal use.
e	Broadband lines in operation, including Germany, Eastern and Western Europe.
f	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area.

Highlights

Group

Collective bargaining on Telekom Service concluded.

We have clear objectives in bundling our German service units across the Group in the three service companies, Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH, to secure the jobs of around 50,000 employees in the long term by offering first-class service at competitive costs. In the first quarter of 2007, we started collective negotiations with the unions on the detail of the terms of employment. Following intensive negotiations, which also saw large-scale industrial action, including a strike lasting several weeks, the negotiating delegations reached a compromise in June 2007. Our goal of redeploying employees to the Telekom Service units by July 1, 2007 was implemented as planned.

The key points of the collective bargaining agreement are the extension of the working week from 34 to 38 hours without a salary increase, more flexible working hours, and the socially respnsible adjustment of salaries including increased performance-related elements. The salaries of Telekom Service employees are being cut by 6.5 percent to a more competitive level, cushioned step-by-step in a socially responsible manner over a period of 42 months. Agreement was reached on conditions for taking on junior staff from our own apprenticeship programs as part of an “employment bridge,” making it possible to hire over 4,000 new employees. Starting salaries of these new employees will be between EUR 20,400 and EUR 23,500 per annum. In return, we will not sell our majority holdings in the service companies before the end of 2010. Compulsory redundancies in the service companies are also barred until the end of 2012.

Also negotiated for employees of Deutsche Telekom AG was an extension of the collective wage agreement that expired on July 31, 2007 until December 31, 2008, without a collectively agreed wage increase. In return, the agreement to avoid compulsory redundancies that expires on December 31, 2008 was extended by one year until December 31, 2009.

Staff restructuring continues.

The staff restructuring program in Germany is continuing and again many employees accepted the packages offered to assist the socially responsible adjustment of staff levels. Through voluntary staff reduction programs, natural attrition and deconsolidation around 20,400 employees have left the Group since the beginning of 2006, around 8,200 of them in the first six months of 2007. These include the 1,200 employees who moved to another company in 2007 when the Vivento Customer Services units were deconsolidated.

French anti-trust authorities approve sale of T-Online France to Neuf Cegetel.

We have sold our French Internet company T-Online France S.A.S. to Neuf Cegetel. T-Online France was previously shown in the Broadband/Fixed Network strategic business area. Neuf Cegetel has acquired the Deutsche Telekom subsidiary, which operates in France under the Club Internet brand. The transaction closed with the approval of the French anti-trust authorities, enabling the sale to be concluded in the first half of 2007. The sale forms part of the “Focus, fix and grow” strategy launched on March 1, 2007.

Long-term rating.

On May 17, 2007, the rating agency Fitch changed its outlook for Deutsche Telekom’s long-term A- rating from stable to negative. Growing competition in Germany was given as the reason. The long-term ratings with Standard & Poor’s and Moody’s remained unchanged in the reporting period at A- (outlook: negative) and A3 (outlook: stable), respectively. For additional information concerning the impact of rating agency actions on our financial obligations, see “Liquidity and Capital Resources —Capital Resources — Credit Ratings” contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

Mobile Communications

Next HSDPA phase kicked off in Germany.

June 19, 2007 marked the kick-off on Berlin’s Kurfürstendamm of the expansion of the existing HSDPA network. T-Mobile currently offers HSDPA throughout its entire UMTS network with bandwidths of up to 3.6 Mbit/s. However, since the kick-off date in June 2007, the HSDPA network has been systematically upgraded to double the bandwidth to 7.2 Mbit/s. HSDPA 7.2 is already available at a number of major public transport hubs across Germany, including airports, Deutsche Bahn lounges, and trade fair sites.

T-Mobile USA launches T-Mobile HotSpot@home.

T-Mobile USA is the first wireless carrier in the United States to launch a combined WLAN/ mobile communications service. Customers in the United States can now place mobile calls via wireless LAN as well as the standard GSM/GPRS/EDGE network. Cell phones connect to the WLAN via a HotSpot either at home or at one of T-Mobile’s approximately 8,500 HotSpots across the United States. Calls are transferred seamlessly between T-Mobile USA’s network and the respective WLAN. In the

United States in particular, an increasing number of consumers are doing without a fixed-network line and are using their mobile phones as their only phone. In the past the only obstacles had been insufficient network coverage in the United States, especially in consumers’ homes, and the cost of additional minute buckets. T-Mobile HotSpot@home now offers excellent network quality with WLAN at home, plus unlimited calling.

Broadband/Fixed Network

“T-Home” brand launched.

The new “T-Home” brand was launched on May 18, 2007, replacing the “T-Com” brand. With the new umbrella brand, all consumer packages for the home will now be offered under a single brand name. In addition, the triple-play packages – comprising voice communication, Internet access, and IPTV – will be marketed under the “Entertain” brand name.

Business Customers

T-Systems to build and operate high-performance data network for Airbus in Asia.

T-Systems and Airbus continue to expand their international cooperation in Asia. The aircraft manufacturer will start building its first A320 final assembly line in China in 2008. As a strategic ICT partner, T-Systems has been commissioned to set up a reliable network infrastructure for the increasing data traffic in Asia and initially operate it for three years. The existing communication networks at over 20 locations in China, Japan, and Singapore do not have the scale to accommodate the growing, international data traffic in the Asia region. T-Systems therefore plans to consolidate Airbus’ internal data traffic, communication with suppliers, and network access for maintenance work at the airports on a single high-performance platform. T-Systems will also link the aircraft manufacturer’s main Asian hub in Beijing to Airbus headquarters in Toulouse via a 155 Mbit/s connection.

Bosch relies on T-Systems in Asia.

Bosch’s national company in Singapore has commissioned T-Systems to connect over 200 sites in the Asia-Pacific region via a high-performance network. In addition, T-Systems will provide ICT services on site from its local data centers. The aim is to provide all locations in the Asia-Pacific region with IT services from Singapore. T-Systems will set up a new network architecture with standardized network services and systems for more than 200 sites. This also includes a high-capacity connection between the data centers in America and Europe.

Group strategy

More than ever before, our market and competitive environment presents huge challenges for the Group. For this reason, our strategy has the following four aims:

•	Safeguard competitiveness in Germany and Eastern Europe;

•	Grow abroad with mobile communications;

•	Mobilize the Internet and the Web 2.0 trend;

•	Expand network-centric ICT services with partnerships.

Safeguarding competitiveness

We continue to experience strong market pressure, particularly in our domestic markets. Customer losses in the traditional fixed-network business are continuing. At the same time, however, the number of new DSL and mobile customers is rising. This means that the measures introduced to safeguard competitiveness are having an effect. The goal is to achieve growth in the promising broadband market with products and services for fixed network and mobile communications, as well as provide innovative services. T-Mobile gained 428,000 additional contract customers in Germany between January and June 2007, a year-on-year increase of around 62 percent. Approximately 945,000 DSL lines were sold directly to our own customers in the first half of 2007. These positive figures contrast with line losses in the traditional fixed-network business, where we lost an additional 1.1 million lines.

This demonstrates the need to consistently continue the reforms that the Company has already begun, which include both cost-cutting measures and our product portfolio. We aim to reduce costs by between EUR 4.2 billion to EUR 4.7 billion by 2010 with the Save for Service program. Initial mobile communications and DSL products were introduced this summer under the second brand Congstar, which is aimed in particular at younger customer segments where we see potential for recovering lost ground.

We are continuing to invest in upgrading the network infrastructure for IPTV and bundled products in Germany. We plan to equip 50 cities with VDSL and connect them to the platform by 2008. This year, we will also offer IPTV and triple play based on ADSL2+ in a total of 750 cities. This will allow around 17 million households to use these innovative products and access attractive content in the form of TV channels and movies. At the same time, upgrading the existing network infrastructure to IP technology is contributing to the increase in productivity.

T-Mobile Deutschland will continue building on its leading position with new community services and an enhanced mobile web’n’walk Internet service. The fast HSDPA network with bandwidths of up to 7.2 Mbit/s, together with powerful terminal equipment and attractive data prices are the growth engines for mobile broadband. Personalized communication in social networks is being actively promoted as the principal value driver. By introducing offers such as MyFaves – a hit in the United States – and the innovative chat service Super SMS, we will implement concrete service packages for our customers this year.

Since the beginning of the year, we have further expanded our sales network and opened 89 new Deutsche Telekom T-Punkt shops. However, more professional customer service is also essential for the Company to reach its goal of attaining service leadership, which is one reason why three dedicated service companies were recently formed. We reached a collective agreement with the trade union that will safeguard the jobs of around 50,000 employees within the Group in the long term and will make new recruitment possible. The result of the collective negotiations puts us within the target range for our savings program.

Growing abroad with mobile communications

We intend to continue to grow outside of Germany, primarily in the mobile communications business. With net additions of 1.8 million customers in the first half of this year compared with 1.6 million in the first half of 2006, the key growth engine is T-Mobile USA, where the majority of customer growth within the Group took place. In the United Kingdom, a net increase of approximately 178,000 new contract customers was recorded. Overall, T-Mobile acquired approximately 2.5 million new contract customers at companies outside Germany. The total number of international customers rose to 77.4 million. In addition, we are not ruling out acquisitions in the mobile area as part of our growth strategy. This relates both to markets where we are already present and to the possibility of activities outside the Company’s current footprint.

Mobilizing the Internet and the Web 2.0 trend

The high profile trends in the industry are mobile Internet access, Web 2.0, where users play an active role in influencing and shaping Internet content, and personal and social networking between users. We want to participate in these trends. With web’n’walk, we are already providing customers with mobile Internet access and implementing new business models such as mobile advertising. Mobile blogging and other forms of personal and social networking will also be made available everywhere via mobile communications. To achieve its goal, we are developing and providing products and services for communities and are integrating recommendations into the search function on our portal, for example, so that users can bring each other’s attention to relevant information and content.

In addition, we are looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in relevant products and concepts. T-Online Venture Fund, for instance, invested in Jajah, a new web telephony company, in May this year. Jajah offers market and synergy potential for us – in the mobile communications and fixed network area, and especially in online social networking.

Expanding network-centric ICT services

Intense competition and price pressure continued to weigh on the Business Customers strategic business area. Nevertheless, T-Systems succeeded in keeping its level of new orders stable in the first half of 2007, only 0.8 percent below the prior-year figure. The contract with the British company Centrica was a major contributing factor.

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The increasing convergence of IT and telecommunications in particular is producing a new growth area: network-centric ICT (information and communication technology) services, in which T-Systems aims to play a leading role. We are taking a long-term approach to this strategy. In order to increase economies of scale and broaden its international presence in the IT area, possible strategic partnerships are being investigated.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue	15,453	15,575	15,130	2.9	31,028	29,972	3.5	61,347
Mobile Communications[a]	8,400	8,650	7,856	10.1	17,050	15,431	10.5	32,040
Broadband/Fixed Network[a,b]	5,832	5,655	6,106	(7.4)	11,487	12,231	(6.1)	24,515
Business Customers[a,b]	2,906	2,962	3,208	(7.7)	5,868	6,271	(6.4)	12,869
Group Headquarters & Shared Services[a,b]	952	988	914	8.1	1,940	1,806	7.4	3,758
Intersegment revenue[c]	(2,637)	(2,680)	(2,954)	9.3	(5,317)	(5,767)	7.8	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

We recorded revenue growth again in the first half of 2007. Net revenue in the first six months of 2007 increased to a total of EUR 31.0 billion. This represents an increase of EUR 1.1 billion, or 3.5 percent, over the prior-year period. Customer growth in the mobile communications business, especially at T-Mobile USA, remains the main factor underlying this favorable revenue trend. Changes to the consolidated group, principally the consolidation of PTC, tele.ring and gedas for the first time in the course of the 2006 financial year, had a positive effect on revenue in the amount of EUR 1.2 billion. Exchange rate effects – especially relative to the U.S. dollar – had a negative effect on net revenue of approximately EUR 0.4 billion.

The Mobile Communications strategic business area increased its revenue year-on-year by a total of 10.5 percent in the first half of 2007. Compared with the same quarter in the previous year, revenue grew by 10.1 percent in the second quarter of 2007. The full consolidation of PTC as of November 1, 2006 and tele.ring as of May 1, 2006 had a positive effect. Increasing customer numbers in the United States remained the main driver of growth.

The revenue generated by the Broadband/Fixed Network strategic business area declined year-on-year for the first six months of 2007. This was primarily due to a further decline in call revenues resulting from line losses and pricing effects from the higher penetration of certain calling plans. Volume growth in the broadband market was not able to offset the drop in prices for internet access.

Revenue in the Business Customers strategic business area also declined year-on-year for the first six months of 2007. Due to continued price pressure and fierce competition for voice and data services, revenues declined in the area of Telecommunications Services for multinational business customers in particular, as well as in the Business Services area. The full consolidation of gedas as of March 31, 2006 had a positive effect on revenue in the Business Customers strategic business area in the first half of 2007 as compared with the same period in the previous year.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	H1 2007	Proportion of net revenue of the Group	H1 2006	Proportion of net revenue of the Group	Change	Change	FY 2006
	millions of €	%	millions of €	%	millions of €	%	millions of €
Net revenue	31,028	100.0	29,972	100.0	1,056	3.5	61,347
Mobile Communications	16,718	53.9	15,082	50.3	1,636	10.8	31,308
Broadband/Fixed Network[a]	9,697	31.3	10,167	33.9	(470)	(4.6)	20,366
Business Customers[a]	4,422	14.2	4,553	15.2	(131)	(2.9)	9,301
Group Headquarters & Shared Services[a]	191	0.6	170	0.6	21	12.4	372

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

At 53.9 percent, the Mobile Communications area provided the largest contribution of to the net revenues of the Group. The percentage of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas were 31.3 percent and 14.2 percent, respectively, lower than in the previous year.

Net revenue generated outside Germany

			Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
			millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue			15,453	15,575	15,130	2.9	31,028	29,972	3.5	61,347
Domestic			7,793	7,624	8,139	(6.3)	15,417	16,347	(5.7)	32,460
International			7,660	7,951	6,991	13.7	15,611	13,625	14.6	28,887
Proportion generated internationally	(	%)	49.6	51.0	46.2		50.3	45.5		47.1
Europe (excluding Germany)			4,099	4,279	3,560	20.2	8,378	6,794	23.3	14,823
North America			3,475	3,564	3,356	6.2	7,039	6,688	5.2	13,700
Other			86	108	75	44.0	194	143	35.7	364

The proportion of revenue generated outside Germany in the first half of 2007 rose by 4.8 percentage points year-on-year for the first six months of 2007 to a total of 50.3 percent. This represents an increase of EUR 2.0 billion to EUR 15.6 billion. A similar trend can also be seen in the quarterly comparison, with an increase of EUR 1.0 billion to EUR 8.0 billion. This is attributable, in particular, to the first-time consolidation of PTC and tele.ring, as well as the positive development of revenue at T-Mobile USA. Domestic revenue declined on both a six-month and a quarterly basis, primarily as a result of continuing line losses at Broadband/Fixed Network.

Cost of sales

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Cost of sales	(8,590)	(8,057)	(6.6)	(17,210)	(15,878)	(8.4)	(34,755)

The increase in the cost of sales is primarily a result of changes in the composition of the Group, the growth in the number of T-Mobile USA customers and the successful launch of the Flext rates by T-Mobile UK.

Selling expenses

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Selling expenses	(4,039)	(4,014)	(0.6)	(8,012)	(7,788)	(2.9)	(16,410)

In addition to the effects of changes in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commissions paid by the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in commissions was due to a greater number of new contracts (Mobile Communications) and the successful introduction of complete packages (Broadband/Fixed Network).

Personnel

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Personnel costs	(3,536)	(3,431)	(3.1)	(7,015)	(6,870)	(2.1)	(16,542)

The increase in personnel costs was primarily caused by staff-related measures (voluntary redundancy, severance and compensation payments) and changes in the composition of the Group.

The personnel cost ratio in the first half of 2007 was 22.6 percent of net revenue. This was an improvement of 0.3 percentage points over the prior-year period.

Average number of employees

	Q2 2007	Q2 2006	Change %	H1 2007	H1 2006	Change %	FY 2006
Deutsche Telekom Group	244,046	249,394	(2.1)	245,668	246,409	(0.3)	248,480
Non-civil servants	205,163	206,049	(0.4)	206,135	202,626	1.7	205,511
Civil servants	38,883	43,345	(10.3)	39,533	43,783	(9.7)	42,969

Trainees and student interns	10,423	9,955	4.7	10,679	10,201	4.7	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and workforce restructuring in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Number of employees at balance sheet date

	June 30, 2007	Dec. 31, 2006	Change	Change %	June 30, 2006
Deutsche Telekom Group	242,703	248,800	(6,097)	(2.5)	249,991
Germany	153,822	159,992	(6,170)	(3.9)	167,642
International	88,881	88,808	73	0.1	82,349

Non-civil servants	204,108	208,420	(4,312)	(2.1)	207,073
Civil servants	38,595	40,380	(1,785)	(4.4)	42,918

Trainees and student interns	9,490	11,840	(2,350)	(19.8)	9,017

The reduction in the number of employees at the reporting date was also caused by the sale of call centers and workforce restructuring in Germany and Eastern Europe. There was, on the other hand, an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(797)	(630)	(26.5)	(1,578)	(1,247)	(26.5)	(2,840)
of which: UMTS licenses	(227)	(222)	(2.3)	(455)	(444)	(2.5)	(893)
of which: U.S. mobile communications licenses	—	—	—	(7)	—	n.m.	(33)
of which: goodwill	—	—	—	—	(10)	n.m.	(10)
Depreciation and impairment of property, plant and equipment	(1,973)	(2,034)	3.0	(3,940)	(3,987)	1.2	(8,194)
Total depreciation, amortization and impairment losses	(2,770)	(2,664)	(4.0)	(5,518)	(5,234)	(5.4)	(11,034)

n.m. — not meaningful

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization, in particular following the acquisition in 2006 of tele.ring and PTC by the Mobile Communications business area. The majority is attributable to amortization of the customer base and brand names.

Profit from Operations

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Profit from operations in the Group	1,795	2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287
Mobile Communications	1,066	1,297	1,083	19.8	2,363	2,138	10.5	4,504
Broadband/Fixed Network[a]	976	929	1,268	(26.7)	1,905	2,538	(24.9)	3,356
Business Customers[a]	44	34	48	(29.2)	78	160	(51.3)	(835)
Group Headquarters & Shared Services[a]	(250)	(215)	(294)	26.9	(465)	(412)	(12.9)	(2,138)
Reconciliation	(41)	(2)	(20)	90.0	(43)	(21)	n.m.	400

n.m. – not meaningful

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit from operations decreased by EUR 0.6 billion year-on-year to EUR 3.8 billion for the first six months of 2007. While profit from operations generated by the Mobile Communications strategic business area increased, results declined in the Broadband/Fixed Network and Business Customers strategic business areas and at Group Headquarters & Shared Services. For more information, see “- Strategic Business Areas.”

Profit/loss from financial activities

	Q2 2007	Q2 2006 [a]	Change	H1 2007	H1 2006 [a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Loss from financial activities	(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Finance costs	(685)	(602)	(13.8)	(1,343)	(1,260)	(6.6)	(2,540)
Interest income	69	94	(26.6)	116	167	(30.5)	297
Interest expense	(754)	(696)	(8.3)	(1,459)	(1,427)	(2.2)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	(49)	n.m.	16	(17)	n.m.	24
Other financial income (expense)	(110)	(101)	(8.9)	(204)	(25)	n.m.	(167)

n.m. – not meaningful

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. For more information, see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

The increase in the loss from financial activities for the first half of 2007 compared to the first half of 2006 was primarily attributable to other financial expense.

In the first half of 2006, other financial expense included income from the sale of Celcom (EUR 196 million), whereas in the first half of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized in other financial expense.

Profit before income taxes

At EUR 2.3 billion, profit before income taxes for the first half of 2007 declined by EUR 0.8 billion year-on-year. In addition to the fact that the increase in cost of sales exceeded revenue growth, this was largely due to higher expenses for commissions, as well as expenses related to the sale of call center locations. Another factor was the increase in net financial expense, which, in the previous year, included income of EUR 196 million from the disposal of Celcom. However, the gain on the disposal of T-Online France in the second quarter of 2007 as well as additional real estate sales had a positive effect on profit before income taxes.

Income taxes

	Q2 2007	Q2 2006[a]	Change	H1 2007	H1 2006[a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Income taxes	(519)	(207)	n.m.	(990)	(777)	(27.4)	970

n.m. – not meaningful

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. The corresponding prior-year comparatives have been adjusted accordingly. For more information, see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

Income taxes increased year-on-year despite the decrease in profits before income taxes. This was mainly due to the one-time favorable effect on earnings caused by the reversal of a provision for income taxes in 2006.

Net profit

Net profit for the first half of 2007 totaled approximately EUR 1.1 billion, a decline of EUR 1.0 billion compared with the first half of 2006. This change is mainly attributable to the aforementioned factors.

STRATEGIC BUSINESS AREAS

Mobile Communications

The Mobile Communications strategic business area combines all activities of T-Mobile International. All of T-Mobile’s national companies offer consumers and business customers a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has bolstered its position as one of the mobile industry’s leading service providers with customer growth of 10.7 million customers during the second quarter of 2007 as compared to the prior year quarter. In addition to the further modernization of the T-Mobile network, we believe that this growth is largely attributable to products and services that meet user needs for convenience and a simplified rate structure.

Broadband/Fixed Network

In the Broadband/Fixed Network strategic business area, we offer consumers and small business customers state-of-the-art network infrastructure for traditional fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international carriers, resellers, and the other strategic business areas of the Deutsche Telekom Group. With more than 13 million DSL lines at the end of the second quarter of 2007, Broadband/Fixed Network has maintained its leading position in the broadband market. Overall, the number of broadband customers rose by 3.1 million year-on-year. Due to competition, the number of narrowband lines dropped to 37.7 million.

Business Customers

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units, T-Systems Enterprise Services and T-Systems Business Services, the strategic business area supports around 130 multinational corporations, as well as large public authorities and around 160,000 small, medium-sized, and large enterprises as business customers of the Deutsche Telekom Group. T-Systems recorded a further decrease in revenue in the second quarter of 2007 due to continued price pressures.

Segment reporting

The following tables give an overall summary of our segments for the second quarter and first half-year of 2007 and 2006.

Segment information for the second quarter

Q2 2007 Q2 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,575	—	15,575	2,043	13	(2,756)	(14)
	15,130	—	15,130	2,085	(49)	(2,638)	(26)
Mobile Communications	8,472	178	8,650	1,297	1	(1,444)	—
	7,677	179	7,856	1,083	38	(1,279)	(1)
Broadband/Fixed Network[a]	4,762	893	5,655	929	8	(926)	—
	5,014	1,092	6,106	1,268	5	(962)	(4)
Business Customers[a]	2,239	723	2,962	34	1	(221)	(1)
	2,350	858	3,208	48	(92)	(236)	(2)
Group Headquarters & Shared Services[a]	102	886	988	(215)	2	(176)	(13)
	89	825	914	(294)	(1)	(178)	(19)
Reconciliation	—	(2,680)	(2,680)	(2)	1	11	—
	—	(2,954)	(2,954)	(20)	1	17	—

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information for the half-year

H1 2007 H1 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	31,028	—	31,028	3,838	16	(5,485)	(33)
	29,972	—	29,972	4,403	(17)	(5,189)	(45)

Mobile Communications	16,718	332	17,050	2,363	2	(2,892)	(7)
	15,082	349	15,431	2,138	66	(2,501)	(4)

Broadband/Fixed Network[a]	9,697	1,790	11,487	1,905	13	(1,830)	(4)
	10,167	2,064	12,231	2,538	8	(1,914)	(14)

Business Customers[a]	4,422	1,446	5,868	78	(1)	(438)	(1)
	4,553	1,718	6,271	160	(91)	(453)	(2)

Group Headquarters & Shared Services[a]	191	1,749	1,940	(465)	2	(350)	(21)
	170	1,636	1,806	(412)	(1)	(350)	(25)
Reconciliation	—	(5,317)	(5,317)	(43)	—	25	—
	—	(5,767)	(5,767)	(21)	1	29	—

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information for the 2006 financial year

FY 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Mobile Communications

	June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006	June 30, 2006	Change June 30, 2007/ June 30, 2006
	millions	millions	%	millions	%	millions	%
Mobile customers (total)[a]	111.8	109.2	2.4	106.4	5.1	101.1	10.6
T-Mobile Deutschland[b]	34.3	33.0	3.9	31.4	9.2	30.4	12.8
T-Mobile USA	26.9	26.0	3.5	25.0	7.6	23.3	15.5
T-Mobile UKc	16.8	16.7	0.6	16.9	(0.6)	16.7	0.6
PTC[a] (Poland)	12.5	12.4	0.8	12.2	2.5	10.9	14.7
T-Mobile Netherlands (NL)	2.6	2.6	0.0	2.6	0.0	2.4	8.3
T-Mobile Austria[a] (A)	3.1	3.1	0.0	3.2	(3.1)	3.1	0.0
T-Mobile CZ (Czech Republic)	5.1	5.1	0.0	5.0	2.0	4.7	8.5
T-Mobile Hungary	4.5	4.5	0.0	4.4	2.3	4.3	4.7
T-Mobile Croatia	2.2	2.2	0.0	2.2	0.0	2.0	10.0
T-Mobile Slovensko (Slovakia)	2.2	2.2	0.0	2.2	0.0	2.0	10.0
Other[d]	1.4	1.3	7.7	1.3	7.7	1.1	27.3

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first half of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Customer growth in the Mobile Communications strategic business area was sustained in the second quarter of 2007. The total number of T-Mobile customers rose by 2.6 million compared with the first quarter of 2007, with all national companies contributing to this development. T-Mobile Deutschland and T-Mobile USA posted the highest increases: around 1.3 million net additions in Germany and 900,000 in the United States. In Germany, the increase was primarily due to a change as a result of a court proceeding against competitors where prepaid customers can now use their credit for a longer period of time and thus continue to be recorded as customers. The number of contract customers grew by 1.4 million, further improving the proportion of customers with fixed-term contracts in relation to the total customer base.

Compared with the prior-year quarter, overall customer growth once again reached 10.6 percent. Several national companies contributed to this trend, thanks to double-digit customer growth.

	Q2 2007 Service Revenue	Q2 2007	Q2 2007 Average number of customers	Q2 2006 Service Revenue	Q2 2006	Q2 2006 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,811	18	33.7	1,868	21	30.4
T-Mobile USA	3,033	38	26.4	2,772	40	23.3
T-Mobile UKa	1,072	31	13.4	984	28	16.7
PTC[b]	467	13	12.4	—	—	—
T-Mobile NL	283	36	2.6	266	38	2.4
T-Mobile Ac	278	30	3.1	271	33	3.1
T-Mobile CZ	271	18	5.1	249	18	4.7
T-Mobile Hungary	255	19	4.5	238	19	4.3
T-Mobile Croatia	134	20	2.2	132	22	2.0
T-Mobile Slovensko	118	18	2.2	99	16	2.0

a	Includes Virgin Mobile customers in “average number of customers,” but excludes Virgin Mobile customers and revenues therefrom for purposes of calculating the ARPU.

b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

ARPU showed disparate trends in the second quarter of 2007. Measured in local currency, all national companies except for T-Mobile Deutschland and T-Mobile Austria posted higher ARPU than in the first quarter of 2007. ARPU in Germany remained stable at EUR 18, while in Austria it fell slightly again from EUR 31 to EUR 30. Due to the further weakening of the dollar, ARPU at T-Mobile USA decreased from EUR 39 to EUR 38, but increased in local currency.

Development of operations

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue[a]	8,400	8,650	7,856	10.1	17,050	15,431	10.5	32,040
of which: T-Mobile Deutschland	1,951	2,009	2,060	(2.5)	3,960	4,064	(2.6)	8,215
of which: T-Mobile USA	3,468	3,545	3,340	6.1	7,013	6,694	4.8	13,628
of which: T-Mobile UK	1,165	1,178	1,122	5.0	2,343	2,154	8.8	4,494
of which: PTC[b]	446	486	n.a.	n.a.	932	n.a.	n.a.	305
of which: T-Mobile NL	288	301	282	6.7	589	553	6.5	1,138
of which: T-Mobile Ac	310	295	285	3.5	605	502	20.5	1,149
of which: T-Mobile CZ	265	282	259	8.9	547	499	9.6	1,043
of which: T-Mobile Hungary	265	278	260	6.9	543	517	5.0	1,050
of which: T-Mobile Croatia	123	144	138	4.3	267	254	5.1	556
of which: T-Mobile Slovensko	118	127	104	22.1	245	204	20.1	429
of which: Other[d]	49	60	48	25.0	109	90	21.1	198
Profit from operations	1,066	1,297	1,083	19.8	2,363	2,138	10.5	4,504

Depreciation, amortization and impairment losses	(1,455)	(1,444)	(1,280)	(12.8)	(2,899)	(2,505)	(15.7)	(5,358)

Number of employees[e]	60,614	61,402	52,603	16.7	61,008	52,057	17.2	54,124

n.a.	not applicable
a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
e	Average number of employees.

Total revenue

In the first six months of 2007, T-Mobile increased its revenue by over 10 percent to EUR 17.1 billion, the largest contribution of being made by the first-time inclusion of the Polish company PTC (EUR 0.9 billion). All national companies again posted higher revenue with the exception of T-Mobile Deutschland, which was impacted by persistent fierce price competition in Germany. Even the increased customer base was unable to offset the consequences of this price pressure. Revenue at T-Mobile USA continued to grow particularly positively. Measured in euros, however, revenue only grew by a single-digit percentage due to the weak U.S. dollar. Total revenue in the second quarter of 2007 also rose by 10 percent year-on-year.

Profit from operations

Profit from operations increased by EUR 0.2 billion in the first half of 2007. The main factors contributing to this positive development were the continued growth of T-Mobile USA and the improvement in T-Mobile UK’s margins. This was partly offset by the lower revenue and narrower margins at T-Mobile Deutschland.

Depreciation, amortization and impairment losses

Increased depreciation, amortization, and impairment losses resulted primarily from the consolidation of PTC and tele.ring.

Personnel

The average number of employees in the Mobile Communications strategic business area rose slightly quarter-on-quarter as a result of the sustained growth in the United States. In comparison with the prior-year period, the first-time inclusion of PTC also increased the number of employees.

Broadband/Fixed Network

	June 30, 2007	Mar 31, 2007	change June 30, 2007/ Mar 31, 2007%	Dec 31, 2006	Change June 30, 2007/ Dec 31, 2006%	June 30, 2006	Change June 30, 2007/ June 31, 2006%
Broadband
Lines (total)[a,b,c]	13.0	12.4	4.8	11.5	13.0	9.8	32.7
of which: retail	9.3	8.8	5.7	8.1	14.8	7.1	31.0

Domestic[d]	11.5	11.1	3.6	10.3	11.7	9.0	27.8
of which: retail	8.0	7.6	5.3	7.1	12.7	6.4	25.0
International[b,c,e]	1.4	1.3	7.7	1.2	16.7	0.9	55.6
of which: Magyar Telekom[f]	0.7	0.7	0	0.6	16.7	0.5	40.0
of which: Slovak Telekom	0.2	0.2	0	0.2	0	0.1	100.0
of which: T-Hrvatski Telekom	0.3	0.3	0	0.2	50.0	0.2	50.0

Broadband rates (total)[c,g]	9.0	8.4	7.1	7.5	20.0	6.0	50.0
of which: domestic	7.5	7.0	7.1	6.3	19.0	5.1	47.1

Narrowband
Lines (total)[a,h]	37.7	38.3	(1.6)	39.0	(3.3)	40.1	(6.0)
Domestic	32.1	32.6	(1.5)	33.2	(3.3)	34.2	(6.1)
Standard analog lines	23.3	23.7	(1.7)	24.2	(3.7)	24.9	(6.4)
ISDN lines	8.8	8.9	(1.1)	9.0	(2.2)	9.4	(6.4)
International (Eastern Europe only)[f]	5.6	5.7	(1.8)	5.8	(3.4)	5.8	(3.4)

Narrowband rates (total)[c,g]	2.7	3.1	(12.9)	3.1	(12.9)	3.8	(28.9)

Wholesale/resale
DSL resale[i]	3.7	3.6	2.8	3.4	8.8	2.7	37.0
of which: domestic	3.5	3.4	2.9	3.2	9.4	2.5	40.0
Unbundled local loop lines[j]	5.5	5.1	7.8	4.7	17.0	4.0	37.5

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe excluding T-Online France). The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

a	Lines in operation.

b	Total of retail and resale.
c	T-Online France was deconsolidated at the end of the first half of 2007, accounting for a reduction of 356,000 broadband lines, 644,000 broadband rates and 46,000 narrowband rates as of the end of the second quarter of 2007. Its customer figures are therefore no longer reported; prior-year figures have been adjusted accordingly.
d	Broadband lines excluding lines for internal use.
e	Includes customers with broadband lines on proprietary network.
f	Subscriber-line figures are recorded including Magyar Telekom’s subsidiaries MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
g	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com.
h	Telephone lines excluding internal use and public telecommunications, including wholesale services.
i	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale is included in total number of broadband lines.
j	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

As expected, the number of narrowband lines continued to decline in the second quarter. In Germany, this decrease was largely due to customer churn in favor of fixed-network competitors. Line losses are primarily the result of customers ordering their first broadband lines. Additional factors are the migration of customers to cable network operators and fixed-mobile substitution. The total number of fixed-network lines in Germany decreased by 516,000 in the second quarter of 2007 to 32.1 million. The rate of loss of narrowband lines was 72,000 lower than in the prior quarter.

The development of call minutes continued to experience divergent trends in the second quarter of 2007. As in previous quarters, customer retention for all call types in our network improved as a result of the successful marketing of calling plans. However, the absolute number of call minutes in the Broadband/Fixed Network strategic business area’s network is continuing its steep downward trend due to continued line losses and growing substitution by mobile communications and VoIP.

The Broadband/Fixed Network strategic business area profited from continuing growth in both the national and international broadband markets in the second quarter of 2007. It increased the total number of broadband lines by 3.1 million year-on-year to 13.0 million by systematically marketing complete voice and Internet communication packages. In Germany, the number of broadband lines increased by 2.6 million to 11.5 million in the second quarter of 2007 as compared to 2006, including an additional 373,000 retail broadband lines. The increase of 358,000 broadband lines in the second quarter as compared to the first quarter of 2007 is higher than the increase in second quarter as compared to the first quarter of 2006, when complete packages had not yet been introduced.

The performance of the German DSL resale business in the second quarter of 2007 was below the prior quarter. Overall, the number of DSL resale lines increased by 75,000 to 3.5 million as compared to the first quarter of 2007. We believe this reflects a shift in customer demand toward complete packages. Demand for unbundled local loop lines also benefited from this change, with the number of unbundled local loop lines increased by 330,000 to a total of 5.5 million in the second quarter of 2007 as compared to the first quarter of 2007.

In May 2007, the Broadband/Fixed Network strategic business area launched its new T-Home brand throughout Germany, which replaces the former “T-COM” brand. This umbrella brand now bundles all consumer products and services offered for the home. As part of this brand strategy, the complete packages were priced more attractively, enhanced in specific areas, and combined with longer contractual terms. Overall, the number of existing customers with complete packages increased to 7.4 million, up by around 1.7 million quarter-on-quarter. At more than 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The successful sale of higher-quality and more attractively priced products in the broadband business increased the number of German broadband rate customers by a total of 2.4 million to 7.5 million compared with the first half of 2006.

The broadband business also continues to be successful outside Germany. The total number of DSL lines including resale increased by 589,000 from 0.9 million to 1.4 million compared with the first half of 2006. This represents year-on-year growth of 55.6 percent. In Eastern Europe, the number of broadband lines including resale grew by 418,000 year-on-year to 1.2 million in the first half of 2007. In Western Europe, the number of DSL lines in our network was 270,000 during the same period, up by 171,000.

Development of operations

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%
Total revenue	5,832	5,655	6,106	(7.4)	11,487	12,231	(6.1)	24,515
Domestic [a]	5,146	4,948	5,445	(9.1)	10,094	10,909	(7.5)	21,835
of which: network communications	2,631	2,556	2,838	(9.9)	5,187	5,723	(9.4)	11,240
of which: wholesale services	1,156	1,085	1,089	(0.4)	2,241	2,117	5.9	4,302
of which: IP/Internet	632	590	714	(17.4)	1,222	1,454	(16.0)	3,000
of which: data communications	289	287	324	(11.4)	576	642	(10.3)	1,258
of which: value-added services	229	205	224	(8.5)	434	457	(5.0)	945
of which: terminal equipment	76	92	82	12.2	168	156	7.7	333
International [a]	698	722	661	9.2	1,420	1,322	7.4	2,680

Profit from operations	976	929	1,268	(26.7)	1,905	2,538	(24.9)	3,356

Number of employees [b]	100,590	99,185	108,196	(8.3)	99,888	108,294	(7.8)	107,006
Domestic	81,409	80,411	87,118	(7.7)	80,910	87,222	(7.2)	86,315
International	19,181	18,774	21,078	(10.9)	18,978	21,072	(9.9)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these results were reported under Broadband/Fixed Network.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a	Does not include consolidation adjustments on the Group level.
b	Average number of employees (excluding apprentices and interns).

Total revenue

Total revenue in the first six months of 2007 decreased by EUR 744 million, or 6.1 percent, to EUR 11,487 million compared to the first six months of 2006. This decrease is mainly due to a decrease in network communications revenues resulting from line losses, a decrease in call revenues, as well as a decrease in IP/Internet revenues due to lower prices as a result of competitive pressures in the broadband services market. Revenues also decreased in the second quarter of 2007 as compared to the first quarter due to lower prices as a result of continuing competitive pressures in the narrowband access and broadband services markets.

In Germany, revenue decreased by 7.5 percent or EUR 815 million to EUR 10,094 million in the first six months of 2007 compared with the first six months of 2006. This was primarily due to lower call revenues and line losses in the narrowband area. The decrease in revenues in Germany was also due to decreased prices for broadband ISP services as a result of competition, a decrease in interconnection services revenues due to mandatory price reductions for these services, and a decrease in demand of wholesale services products and other products and services by the Business Customers strategic business area. The overall decrease in revenues in Germany was only partly offset by increased Resale DSL and unbundled local loop line revenues due to increased volumes and despite decreases in prices for these products.

International revenue increased by EUR 98 million, or 7.4 percent, to EUR 1,420 million. Total revenue in the Eastern European subsidiaries increased by 3.2 percent to EUR 1,200 million primarily due to currency effects. Strong broadband volume and revenue growth in the Eastern European subsidiaries was partly offset by a continued decline in the traditional fixed-line businesses. In local currency, the continued decline in the traditional fixed-line business revenues at Magyar Telekom and Hrvatski Telekom were only partly offset by increased broadband revenues. Spain and France reported strong broadband growth , which was the primary contributor to increased revenue from those subsidiaries by approximately 37.5 percent to over EUR 220 million.

Network communications revenues in Germany decreased by EUR 536 million, or 9.4 percent, in the first six months of 2007 to EUR 5,187 million compared to in the first six months of 2006, primarily due to line losses because of intense competition. Narrowband access revenues decreased slightly, primarily due to the intensified marketing and customer acceptance of calling plans with a flat-rate component of included in access line revenues, introduced to enhance customer retention. Conversely, call revenues declined sharply primarily due to a decrease in call minutes as a result of continued line losses due to competition from other telecommunications operators and substitution by cable operators and mobile communications. The higher penetration of calling plans, which tend to have a flat-rate component, also led to a decrease in average call minute prices and therefore call revenues.

Wholesale services revenue in Germany increased by EUR 124 million, or 5.9 percent, in the first six months of 2007 to EUR 2,241 million compared to the first six months of 2006. This increase is primarily due to an increase in Resale DSL revenue and unbundled local loop line revenue resulting from increased demand for these products. The significant increase in the number of co-location space leased by other carriers increased in the first half of 2007, which led to an increase in co-location revenue. This increase in wholesale services revenue was partially offset by a decrease in interconnection revenues, primarily due to regulatorily mandated price reductions, such as the decrease in interconnection charges by an average of 10 percent from June 1, 2006. Price decreases for Resale DSL also partially offset the growth in wholesale services revenues.

Revenue from IP/Internet decreased by EUR 232 million, or 16.0 percent, in the first six months of 2007 to EUR 1,222 million compared to the first six months of 2006. This decrease is primarily due to decreases in prices due to high levels of competition. The increase in the number of customers switching to “complete packages” with a flat-rate component also led to a decrease in IP/Internet usage revenue. The decrease in IP/Internet revenue was only partly offset by increased revenues resulting from increased volumes of DSL lines and ISP subscribers.

Revenue from data communications decreased by EUR 66 million, or 10.3 percent, in the first six months of 2007 to EUR 576 million compared to the first six months of 2006, primarily due to a decrease in prices for products and services Broadband/Fixed Network provides to other strategic business areas, as well as, a result of a decrease in revenues from certain platform products, such as TDN. The decrease in data communications revenues was partly offset by an increase in other platform products, primarily CompanyConnect.

Value-added services revenue decreased by 5.0 percent to EUR 434 million year-on-year primarily as a result of decreased usage of T-Vote Call services. The decrease in value-added revenues was only partly offset by an increase in premium rate services such as 0180Call, as well as an increase in revenues from cash cards.

Terminal equipment revenue increased by 7.7 percent to EUR 168 million in the first half of 2007 compared to the first half of 2006, primarily due to an increase in the sale of equipment, such as WLAN routers in connection with a PSTN device bundle resulting from customer acceptance of Broadband/Fixed Network’s successful marketing of the “complete packages”. The increase in terminal equipment revenue was partly offset by the continued decrease in demand and revenues from rental equipment.

In the first half of 2007, net revenue decreased by EUR 470 million or 4.6 percent to EUR 9,697 million compared to the first half of 2006. This decrease is primarily due to a decrease in call revenues as a result of narrowband line losses in the first half of 2007. This decrease was partly offset by increased revenues from DSL resale products and unbundled local loop lines.

Intersegment revenue in the first half of 2007 decreased by 13.3 percent to EUR 1,790 million compared with the first six months of 2006. This decrease is primarily due to a reduction in revenue from business with the Business Customers strategic business area, which decreased due to lower volumes and prices.

Profit from operations decreased in the first half of 2007 by EUR 633 million, or 24.9 percent, to EUR 1,905 million compared to the first half of 2006. This decrease was primarily due to a decline in revenues in the traditional fixed-network business. The strong demand for the “complete packages” resulted in an increase in selling commissions and customer acquisition costs. In addition, the cost of implementing the quality campaign in Germany increased costs. Other factors included higher expenditures for merchandise in connection with the acquisition of broadband customers. Measures taken which reduced costs include actions taken to decrease rental costs, such as the termination of leases for office space and a more efficient use of existing space. Revenue-related costs such as telecommunications services and the improvement of IT systems also led to a decrease in costs, as did lower personnel costs as part of the workforce reduction measures.

The average number of employees in Broadband/Fixed Network decreased in the first half of 2007 by 7.8 percent to 99,888 compared to 108,294 in the first half of 2006. In Germany, the average number of employees decreased in the first half of 2007 by 6,312 to 80,910 as compared to the first half of 2006. The workforce reduction program in Germany launched in 2006 used socially responsible measures to reduce the average number of staff in the Broadband/Fixed Network strategic business area. Outside of Germany, the average number of employees decreased in the first half of 2007 by 2,094 as compared to the first half of 2006. The Eastern European workforce decreased by 2,025 due to the improvement of performance processes and service outsourcing, while the number of employees in Western Europe decreased by 69 in the first half of 2007 compared to the first half of 2006.

Business Customers

	June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006	Change June 30, 2007/ June 30, 2006%
Enterprise Services[a]
Computing & Desktop Services
Number of servers managed and serviced (units)	36,082	35,767	0.9	33,037	9.2	32,761	10.1
Number of workstations managed and serviced (millions)	1.43	1.34	6.7	1.36	5.1	1.36	5.1
Systems Integration[b]
Hours billed[c] (millions)	5.8	3.0	n.m.	10.9	n.m.	5.6	3.6
Utilization rate[d] (%)	80.2	79.5	0.7p	80.4	(0.2)p	79.8	0.4p

n.m. – not meaningful

a	The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

Activities in the Business Customers strategic business area continued to be marked by fierce competition in the second quarter of 2007. This is reflected in the figures of both T-Systems Enterprise Services and T-Systems Business Services. As part of a systematic expansion of its international business, T-Systems succeeded in gaining new orders, particularly from outside Germany. These did not offset developments in Germany, however, with the result that the volume of new orders was 0.8 percent lower in the first half of 2007 than in the prior-year period. Despite difficult market conditions, T-Systems was able to expand its Systems Integration operations and bill more hours. In the same period, Computing & Desktop Services increased the number of workstations managed and serviced outside the Deutsche Telekom Group. By contrast, the continued positive development of IP activities within Business Services did not offset the decline in data communications services.

Development of operations

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	2,906	2,962	3,208	(7.7)	5,868	6,271	(6.4)	12,869
Enterprise Services	1,941	1,992	2,119	(6.0)	3,933	4,115	(4.4)	8,533
Business Services	965	970	1,089	(10.9)	1,935	2,156	(10.3)	4,336
Profit (loss) from operations	44	34	48	(29.2)	78	160	(51.3)	(835)

Depreciation, amortization and impairment losses	(217)	(222)	(238)	6.7	(439)	(455)	3.5	(946)

Number of employees[a]	56,776	56,218	57,802	(2.7)	56,497	55,166	2.4	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Average number of employees.

Total Revenue

In the first half of 2007, the Business Customers strategic business area generated total revenue of EUR 5,868 million, a year-on-year decrease of 6.4 percent. The primary reasons for this are lower revenues from telecommunications services for both multinational business customers and customers in the Business Services unit. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in a decrease in revenue in Computing & Desktop Services.

By contrast, the international business continued to perform positively. T-Systems generated 9.9 percent year-on-year revenue growth outside Germany in the first half of 2007. This growth is attributable in particular to the successful, systematic implementation of the strategic business area’s internationalization strategy. In Germany, revenues declined 9.9 percent, reflecting the continued price declines due to competitive pressures.

Net Revenue

Business Customers generated revenue of EUR 4,422 million in the first half of 2007 from business with customers outside the Deutsche Telekom Group, a decrease of 2.9 percent year-on-year. The 3.6 percent improvement in net revenue in Enterprise Services was not enough to fully offset the 10.7 percent decline in net revenue in Business Services.

The growth in net revenue at Enterprise Services was the main factor in the increase in Systems Integration business and, to a lesser extent, an improvement in the Computing & Desktop Services business, despite continued price pressures. However, it was not enough to offset the negative trend in telecommunications services for multinational business customers and customers of the Business Services unit. Growth in the IP area failed to make up for the massive drop in prices for voice and data communications.

Profit from operations

In the first half of 2007, profit from operations was EUR 78 million, a decrease of 51.3 percent compared to the same period last year. This is primarily due to the decline in revenue and margins.

Personnel

The average headcount within the Business Customers strategic business area increased slightly, by 2.4 percent, compared with the year earlier period. This growth is largely attributable to the inclusion of gedas since April 2006.

Group Headquarters and Shared Services

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes Real Estate Services, the activities of which include the management of Deutsche Telekom AG’s real estate portfolio in Germany, DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento. Since the beginning of 2007, Group Headquarters and Shared Services has also included the shared services and headquarter functions of Magyar Telekom.

In the first half of 2007, Group Headquarters and Shared Services continued the disposal of non-strategic real estate properties and realized incoming proceeds of approximately EUR 0.4 billion. Additionally, Deutsche Telekom sold its remaining shares in Sireo Real Estate Asset Management GmbH to the previous co-shareholder Corpus Immobiliengruppe GmbH & Co. KG upon approval by the German Federal Cartel Office received in the second quarter of 2007.

In the first six months of 2007, Vivento continued the disposal of certain of its business lines in order to support the staff reduction in the Deutsche Telekom Group. Vivento sold additional call center locations of Vivento Customer Services GmbH at Suhl and Cottbus to walter ComCare as of April 1, 2007. With effect from May 1, 2007, the call center locations at Erfurt, Neubrandenburg, Potsdam, Rostock and Stuttgart were transferred to the arvato group. Accordingly, a total of 1,200 jobs were transferred to other companies in the first half of 2007.

During the past year, Vivento Interim Services GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, has been successfully supporting the workforce restructuring measures within the Group. Until recently, Vivento Interim Services GmbH employed junior Deutsche Telekom staff members who have passed their final exams but have not found a follow-up position. By the end of June 2007, around 450 staff members were employed on a temporary basis within the Group in order to fill temporary employment gaps caused by workforce restructuring where no suitable transferees were available. At the end of June 2007, Deutsche Telekom’s subsidiary Vivento Interim Services GmbH formed a a joint venture with Manpower, Inc. in order to expand the successful model. The joint venture, which commenced operations at the beginning of July 2007, is focused on providing flexible staff employment in the telecommunications sector.

Despite the disposal of certain of its business lines, Vivento continued to offer its employees career prospects both inside and outside the Group. At June 30, 2007, Vivento had a workforce of approximately 11,100, of which around 600 are Vivento’s own employees and members of management, around 5,500 are employed at Vivento’s business lines (thereof 3,600 at the call center unit and 1,900 at Vivento Technical Services GmbH) and around 5,000 are transferees. At the reporting date, some 3,100 of these transferees were engaged on a temporary basis. Around 3,600 staff left Vivento in the first half of 2007. Since its formation, some 26,900 employees have found new jobs outside Vivento. Vivento took on some 1,200 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 38,000. The employment qualification rate in the first half of 2007 remains high at around 84 percent of the approximately 10,500 employees (excluding Vivento’s own staff and management) employed or undergoing training.

Development of operations

	Q1 2007	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	952	988	914	8.1	1,940	1,806	7.4	3,758
Profit (loss) from operations	(250)	(215)	(294)	26.9	(465)	(412)	(12.9)	(2,138)

Depreciation, amortization and impairment losses	(182)	(189)	(197)	4.1	(371)	(375)	1.1	(947)

Number of employees[a]	29,308	27,241	30,793	(11.5)	28,275	30,892	(8.5)	30,755
of which: at Vivento[b]	13,500	11,100	14,800	(25.0)	11,100	14,800	(25.0)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Average number of employees.
b	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Total revenue of Group Headquarters and Shared Services increased by 7.4 percent year-on-year in the first six months of 2007. The increase was mainly driven by revenue growth at Vivento due to the continued expansion of business at the call center unit and at Vivento Technical Services GmbH. Real Estate Services also reported a revenue increase primarily due to higher revenues from Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH, as well as due to a higher volume of facility management services, especially collocation, billed to the strategic business areas. The fleet management business also increased its revenues due to higher proceeds from vehicle sales within the regular replacement process and due to a higher average number of vehicles. However, rental fee reductions for technical areas and leasing optimization through the strategic business areas had a negative effect on total revenue.

Loss from operations increased by EUR 53 million year-on-year in the first half of 2007. The increase was primarily due to expenses for the disposal of further call center locations of Vivento Customer Services GmbH to walter ComCare and to the arvato group. Loss from operations benefited from higher revenues at Vivento resulting from the increase in productivity and from a reduced headcount at Vivento compared to the first half of 2006. Furthermore, the discontinuation of expenses incurred in the prior-year period for the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area had a positive impact on the loss from operations. Another positive effect was achieved through higher net contributions from real estate sales and lower personnel expenses due to reduced staff requirements in the Real Estate Services. These positive effects were offset by the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge) in the prior-year period, after the arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved. Another negative influence on loss from operations resulted from the decline in revenues from the leasing business of the Real Estate Services which could not be compensated by higher revenues in the low-margin facility management services business.

The average number of employees was 28,275 during the reporting period. The decline of 2,617 employees compared to the first half of 2006 was mainly due to the further decrease of headcount at Vivento.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Net cash from operating activities	3,150	2,898	5,215	5,695	14,222
Net cash used in investing activities	(855)	(3,767)	(2,297)	(5,928)	(14,305)
Net cash from (used in) financing activities	(4,139)	(1,690)	(3,538)	1,037	(2,061)
Effect of exchange rate changes on cash and cash equivalents	7	(117)	1	(112)	(66)
Net increase (decrease) in cash and cash equivalents	(1,837)	(2,676)	(619)	692	(2,210)
Cash and cash equivalents, at the beginning of the period	3,983	8,343	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	2,146	5,667	2,146	5,667	2,765

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.2 billion in the reporting period, compared with EUR 5.7 billion in the prior-year period. The decline is primarily due to cash outflows for staff-related and other restructuring measures amounting to EUR 1.1 billion in the first half of 2007 with comparable payments of only EUR 0.2 billion having been made in the first half of 2006. The negative effect from the decline in profit from operations was partly offset by adjustments primarily in connection with provisions for employee expenses. In addition, tax payments were EUR 0.4 billion less than in the prior-year period, particularly due to the reimbursements of tax prepaid in 2006.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.3 billion as compared with EUR 5.9 billion in the same period in the previous year. In addition to the EUR 0.4 billion reduction in cash outflows for intangible assets and property, plant and equipment, the decrease was primarily the result of cash outflows in the first half of 2006 of EUR 2.1 billion for the acquisition of tele.ring, gedas, additional shares in Maktel and the payment to Toll Collect for which there were no comparable outflows in the first half 2007. Cash inflows of EUR 0.5 billion from the sale of T-Online France and net cash inflows of EUR 0.3 billion generated by receivables, marketable securities and short-term investments also had a positive impact. For the same period in the previous year, the comparable net cash outflow was EUR 0.4 billion.

Net cash from/used in financing activities

In the first half of 2007, net cash used in financing activities amounted to EUR 3.6 billion after a net cash inflow of EUR 1.0 billion in the prior-year period. The change was mainly due to a net increase of EUR 0.5 billion in the repayment of current financial liabilities and a decline of EUR 3.7 billion in net proceeds from the issue of non-current financial liabilities. In the first half of 2007, the issue of commercial papers with a net total of EUR 1.6 billion and a medium-term note totaling EUR 0.5 billion, a loan granted by the European Investment Bank totaling EUR 0.5 billion and other loans of EUR 0.5 billion were almost offset by the repayment of a euro bond of EUR 2.5 billion and a medium-term note of EUR 0.5 billion. In addition, dividend payments increased by EUR 0.4 billion compared to the first half of 2006. This increase was attributable to a EUR 0.1 billion increase in Deutsche Telekom AG’s dividend payment as well as a T-Mobile Czech Republic a.s. dividend payment of EUR 0.1 billion and the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments have been made in the first half of 2006.

Capital Resources

The following table summarizes our total financial liabilities as of June 30, 2007 and 2006, and December 31, 2006:

	Jun. 30, 2007	Dec. 31, 2006	Change	Change	Jun. 30, 2006[a]
	millions of €	millions of €	millions of €	%	millions of €
Bonds	35,013	36,288	(1,275)	(3.5)	38,587
Liabilities to banks	3,371	2,348	1,023	43.6	2,365
Liabilities to non-banks from promissory notes	669	680	(11)	(1.6)	635
Liabilities from derivatives	748	562	186	33.1	571
Lease liabilities	2,200	2,293	(93)	(4.1)	2,301
Liabilities arising from ABS transactions	1,148	1,139	9	0.8	1,213
Other financial liabilities	2,474	3,172	(698)	(22.0)	2,011
Total	45,623	46,482	(859)	(1.8)	47,683

Total financial liabilities decreased as of June 30, 2007, compared to December 31, 2006, primarily as a result of principal repayments of EUR 3.0 billion at maturity, offset, in part, by the issuance of a medium-term note of EUR 0.5 billion, a EUR 0.5 billion loan from the European Investment Bank (EIB) and Commercial Paper borrowings of EUR 1.6 billion. Additionally, our financial liabilities decreased due to foreign exchange effects of EUR 0.1 billion relating primarily to U.S. dollar denominated instruments. The material terms of the liabilities issued in 2007 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Medium-Term Note	500	March 28, 2012	EURIBOR3M + 0.280%
EIB Loan	500	January 11, 2012	EURIBOR3M + 0.247%

The following table summarizes the development of cash and cash equivalents as of June 30, 2007 and 2006, and December 31, 2006:

	Jun. 30, 2007	Dec. 31, 2006	Change	Change	Jun. 30, 2006[a]
	millions of €	millions of €	millions of €	%	millions of €
Cash and cash equivalents	2,146	2,765	(619)	(22.4)	5,667

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A

In the reporting period, cash and cash equivalents decreased from EUR 2.8 billion to EUR 2.1 billion, due in part to the payment of dividends of EUR 3.5 billion in the first half of 2007. The reduction was offset in part by proceeds from the sale of T-Online France. Additional information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Capital expenditures	1,584	1,925	3,607	3,969	11,806
Investments in subsidiaries and non-current financial assets	73	1,762	83	2,167	2,889
Proceeds from disposal of non-current assets and investments	(695)	(137)	(1,099)	(628)	(795)
Other	(107)	217	(294)	420	405
Net cash used in investing activities	855	3,767	2,297	5,928	14,305

Capital Expenditures

The following table provides information about our capital expenditures by strategic business area for the periods presented.

	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Mobile Communications	822	840	1,737	1,932	7,247
Broadband / Fixed Network	534	773	1,256	1,491	3,250
Business Customers	149	201	422	356	795
Group Headquarters and Shared Services	82	106	199	221	508

Reconciliation	(3)	5	(7)	(31)	6
Total capital expenditures	1,584	1,925	3,607	3,969	11,806

The decrease in total cash basis capital expenditures in the first six months of 2007 compared to the same period of 2006 mainly relate to the higher level of capital expenditures in the first half of the prior year consisting primarily the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. Capital expenditures in the first six months of 2007 primarily included the network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, expenditures were made at Broadband/Fixed Network for the expansion of the access network, for the VDSL network as the foundation for T-Home Speed, and for ADSL2+ technology.

Investments

Investments in non-current financial assets and in fully consolidated subsidiaries and business units decreased by EUR 2.1 billion compared to the first six months of 2006. The decrease was primarily the result of cash outflows in the first half of 2006 of EUR 2.1 billion for the acquisition of tele.ring, gedas, additional shares in Maktel and the payment to Toll Collect, for which there were no comparable outflows in the first half 2007.

OUTLOOK

Significant events after the balance sheet date (June 30, 2007).

Group

Deutsche Telekom makes offer for Orange NL.

In 2007, we submitted an offer to France Télécom to acquire its mobile operations in the Netherlands. The transaction requires the approval of the EU anti-trust authorities and the conclusion of the worker’s council consultation procedure. The acquisition of the Dutch mobile carrier is in line with our strategy to grow abroad with mobile communications.

Deutsche Telekom signs contract for the sale of T-Online Spain.

Deutsche Telekom AG has reached an agreement with France Télécom España S.A. for the sale of its Spanish Internet company T-Online Spain S.A.U. T-Online Spain S.A.U. has been shown in the Broadband/Fixed Network strategic business area. France Télécom España S.A. will acquire all shares of the Deutsche Telekom subsidiary, which provides Internet services under the Ya.Com brand in Spain. This sale forms part of the “Focus, fix and grow” strategy launched on March 1, 2007. The Spanish anti-trust authorities approved the sale on July 27, 2007.

2008 corporate tax reform – significant reduction in effective tax burden on German companies.

On July 6, 2007, the Bundesrat, the chamber representing the federal states, approved the Corporate Tax Reform Act 2008 that the German national parliament, the Bundestag, had already resolved on May 25, 2007. In particular, the 2008 corporate tax reform now passed reduces the corporate income tax rate from 25 percent to 15 percent effective January 1, 2008. This will lower the overall tax burden on profits generated in Germany by corporations like Deutsche Telekom from around 39 percent at present to approximately 30 percent. In the third quarter of 2007, the carrying amounts for domestic deferred tax assets and liabilities must be adjusted to take account of the new rate of taxation. This will result in a one-time deferred tax expense which, however, does not imply additional tax payments and attending negative liquidity and interest effects.

Second brand Congstar launched.

On July 17, 2007, we launched our second brand, Congstar, for wireless telephone and Internet services in Germany. The brand uses our networks as an independent company, which means like other market players it pays market prices for wholesale services provided by Deutsche Telekom. Congstar’s business model is centered on the less assistance-intensive sale of products via the Internet and call centers, and focuses on modular solutions for mobile and Internet services. A basic rate for both mobile and Internet packages can be enhanced to suit individual needs – by adding different flat rates for voice telephony or messaging, for example. One of the main ways Congstar differs from the brands of other providers is that there is no subscription fee and no minimum revenue requirement. There is also no minimum contract term. All products can be cancelled at the end of the month with two weeks’ notice.

Deutsche Telekom commits to climate protection.

We have signed the “Caring for Climate” statement together with some 100 other multinational corporations. The voluntary commitment to reducing CO2 emissions was officially presented at the Global Compact Leaders Summit 2007 in Geneva, to which UN Secretary General Ban Ki-moon had invited companies on July 5 and 6, 2007. In addition to the reduction in CO2 emissions, the goals are to enhance energy efficiency and develop strategies to minimize the risks of climate change.

Mobile Communications

T-Mobile cuts roaming prices in time for the start of the summer holiday period.

T-Mobile was the first mobile communications provider in Germany to comply with the EU Commission’s new roaming regulations ahead of the deadline. With T-Mobile Weltweit over 10 million customers have been benefiting from the new roaming rates since July 1, 2007. The T-Mobile Weltweit calling plan is available to both contract and prepaid customers and can be used in all networks within the E.U., as well as in Croatia, Gibraltar, La Réunion, and the French Caribbean.

T-Mobile’s structure simplified.

On July 10, 2007, upon its entry in the commercial register, the reorganization of the T-Mobile parent company under corporate law took effect, simplifying the structure of the T-Mobile group removing one level. The new parent company of the T-Mobile group is T-Mobile International AG, which was already the home of the board of management of T-Mobile. Simplifying the legal structure of the T-Mobile group means that tax gains can be offset against tax losses or losses carried forward quicker than before, which will have a positive effect on liquidity and not have an effect on profit or loss in the second half of 2007.

T-Mobile USA honored again for customer care.

For the sixth time in succession, J.D. Power has honored T-Mobile USA as the wireless carrier with the best customer service. T-Mobile USA’s customer care score was significantly higher than that of the carrier ranked second. The semi-annual study carried out by the prominent U.S. market research institute is based on 10,500 interviews with contract customers who are asked to rate factors such as satisfaction with first contact resolution, short hold times, and also satisfaction with the automated response system.

Broadband/Fixed Network

One-time charges for local loop, line sharing, and leased lines cut by the Federal Network Agency.

New, lower one-time charges that competitors will have to pay to Deutsche Telekom became effective on July 1, 2007. Deutsche Telekom will be allowed to demand a provisioning charge of EUR 36.19 for the local loop and a cancellation charge of EUR 5.21. Another set of changes applies to provisioning and cancellation fees as well as the monthly charge for joint access to the local loop, otherwise known as line sharing. From July 1, 2007 a monthly access charge of EUR 1.91 has been set for line sharing. The charge for the most common provisioning model, a new connection without work at the cable distributor or the end customer’s premises, will be EUR 60.82. The third set of charges that received new approval were the one-time provisioning charges and the monthly charges for carrier of leased lines, which competitors will need to complete their own networks. The charges in connection with the local loop and line sharing were approved until the end of June 2008, the charges for leased lines until the end of March 2008.

Business Customers

alphyra Group outsources all data centers and terminal operations to T-Systems.

The Irish-based alphyra Group is outsourcing the entire operation of its over 40,000 payment terminals in Germany to T-Systems. The contract runs over a term of ten years and, with a volume of around EUR 50 million, includes complete network infrastructure and data center services as well as logistics services for the terminals. alphyra’s goal is to standardize its ICT systems, generate synergy effects, and focus exclusively on its core business. One of alphyra’s lines of business is Top-Up, which enables customers to load prepaid credit onto their mobile phones at pay zone terminals in chain stores. T-Systems will connect all of the terminals to the data center in Magdeburg via a standardized network platform.

T-Systems runs core systems for SCHUFA.

T-Systems’ existing master agreement with SCHUFA Holding AG will be updated and extended by an operations agreement. The total volume will be EUR 70 million. T-Systems will take over the management and monitoring of business processes for the next seven years. A new IT platform will provide 99.9 percent availability of all data for 24/7 operation for the around 80 million inquiries made every year by the 4,500 or so contract customers such as banks, mail order and telecommunications companies.

Jet Aviation relies on T-Systems for its continuing expansion plans.

T-Systems has taken over the operation of Jet Aviation’s SAP infrastructure in Europe, North and South America as well as the Middle and Far East. Jet Aviation is one of the world’s leading business aviation companies and is based in Switzerland. T-Systems will provide the required computing power for all SAP applications for a period of five years, making the company one of the largest providers in this sector worldwide. In addition, T-Systems is responsible for the central resource center that handles technical questions from SAP users at Jet Aviation.

Development of Revenue and Profits

Market expectations

The encouraging growth in our international markets continues, particularly in the key markets in the United States and the United Kingdom. Our domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management

We are responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, will safeguard our customer relationships and revenues. We expect additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore support the long-term sustainability of cash flow. These measures will assist us in continuing our goal of offering our shareholders an attractive dividend. The immense changes in our market environment – in particular the rapid technological change – are forcing us to adjust our workforce structure by cutting jobs in a socially responsible manner. The workforce reduction will be implemented using voluntary instruments such as partial retirement, severance and voluntary redundancy payments and early retirement.

General statement on business development in the Group

In view of the expected market situation in the individual business areas, we aim to continue to achieve positive results for the entire Group.

Mobile Communications

T-Mobile expects mobile communications revenues to grow in 2007. Major drivers will be the expected further growth at T-Mobile USA and T-Mobile UK and the first-time consolidation of the Polish subsidiary PTC for a full financial year. Regulatory decisions and future trends in exchange rates for the U.S. dollar and British pound sterling against the euro may affect T-Mobile’s revenues and profits in euros.

Broadband/Fixed Network

In the DSL business, the Broadband/Fixed Network strategic business area will defend its market share and expects an increase in the number of broadband lines, also driven by strong market growth in this segment. Additionally, the strategic business area intends to establish its triple-play products. A major element of this strategy will be the expansion of the high-speed infrastructure.

In 2007, the traditional fixed-network business will continue to be adversely affected by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. This will be set against efficiency measures that have been implemented and in some cases already realized. Broadband/Fixed Network has launched a quality and service campaign in 2007 to safeguard and defend the core voice and access business. Preparations are also underway to migrate operations from the old PSTN to new IP-based technology, in order to introduce innovative and competitive IP access.

Based on these assumptions, the Broadband/Fixed Network strategic business area expects the downward earnings trend to continue in 2007.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a highly competitive market. The focus in the core telecommunications business (voice, data, IP) is on winning back customers. The Enterprise Services unit will seek to expand its market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, growth is to be generated mainly by expanding the outsourcing business. The Business Customers area expects the ongoing intense pressure on prices and from competition to continue to have an unfavorable impact on revenues in 2007.

Corporate governance

In the most recent Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act released on December 11, 2006, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to companies listed on the NYSE is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2006 financial year, which is available on the Deutsche Telekom website (www.deutschetelekom.com) under Investor Relations in the Publications section. This summary of the differences between the German rules and those of the NYSE can also be found on the Deutsche Telekom website (www.deutschetelekom.com) under Investor Relations in the Corporate Governance section.

Other disclosures

Magyar Telekom

As previously reported, Magyar Telekom, with the assistance of an independent law firm and a forensic accounting firm, has been investigating several contracts involving Magyar Telekom and certain of its subsidiaries for which it was unable to identify a proper business purpose. The investigation was impeded by the destruction by certain employees of documents relevant to these contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper.

The independent investigation revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent approval procedures for procurement and third-party contracts and the lack of a comprehensive compliance training program. Accordingly, Magyar Telekom is currently implementing certain remedial measures designed to enhance Magyar Telekom’s internal controls and to ensure compliance with legal and capital markets requirements.

Magyar Telekom notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, maintains contact with these authorities regarding the internal investigation, and is responding to inquiries raised by these authorities in connection with investigations commenced by such authorities. Additionally, we have been contacted by the U.S. Securities and Exchange Commission and the U.S. Department of Justice in connection with certain of the matters currently under investigation by these agencies with respect to Magyar Telekom. We have been advised that the U.S. Department of Justice is also reviewing the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the investigation.

Legal Proceedings

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. A detailed discussion of litigation affecting our business is included in “Item 8. Financial Information — Legal Proceedings” in our 2006 Annual Report on Form 20-F. Further developments are summarized below.

■	In the proceedings against the Federal Republic of Germany and KfW for the reimbursement of expenses relating to the reallocation of shares held by Kreditanstalt für Wiederaufbau (KfW) in 2000 (DT3), the district court in Bonn (Landgericht Bonn) held that the defendants are liable on the merits but did not determine the amount of the claim. The defendants and we filed complaints against the decision with the court of appeals in Cologne (Oberlandesgericht Köln) in July 2007.

■	The Communication Services Tele2 GmbH (Tele2) filed two lawsuits with the district court in Düsseldorf (Landgericht Düsseldorf) seeking a declaratory judgment and damages in connection with the documentation of preselection orders. Tele2 subsequently amended the claim seeking total damages in the amount of approximately EUR 171 million.

■	As previously reported, four shareholders of T-Online AG, who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares, had filed lawsuits with the district court in Frankfurt am Main (Landgericht Frankfurt am Main), which lawsuits were dismissed on June 19, 2006. On April 18, 2007, the Court of appeals rejected the plaintiffs’ appeals. The plaintiffs applied for leave to appeal with the Federal Court of Justice (Bundesgerichtshof).

■	As previously reported, a number of telephone directory service providers, who received data from us relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits against us. Concerning the reimbursement proceedings, the court of appeals in Düsseldorf (Oberlandesgericht Düsseldorf) subsequently rejected certain of our appeals. We appealed against these decisions and applied for leave to appeal with the Federal Court of Justice (Bundesgerichtshof). The suit for damages filed by Dr. Klaus Harisch, a founding shareholder of telegate AG, claiming he had paid excessive rates to us for subscriber data, has been amended to increase the claim for damages by approximately EUR 283 million. The total amount claimed in this particular dispute has thus risen to approximately EUR 612 million.

■	In the arbitration proceedings filed by the Federal Republic of Germany against us regarding, among other issues, disputes relating to the truck toll collection system, the six-month notice period for the Federal Republic’s contractual right of termination (as more fully described in our Annual Report on Form 20-F) in the event that the final operating permit had not been granted has expired. The right of termination can therefore no longer be exercised.

■	As previously reported, we initiated proceedings relating to the recovery of VAT (value-added tax) from certain countries in connection with the acquisition of UMTS licenses. In June 2007, the European Court of Justice issued a final ruling in this matter on the E.U. level indicating that the UMTS auctions were not economic activities and therefore not subject to VAT. Accordingly, recovery of VAT in the national proceedings, which are still pending, is extremely unlikely.

Regulatory Matters

Regulation in Germany

In its market analysis and regulatory order concerning access to the unbundled local loop of June 27, 2007, the Federal Network Agency required us to continue to provide access to the unbundled local loop. All existing requirements to grant competitors access to the unbundled local loop on non-discriminatory terms and at rates based on the costs of efficient service provision and approved in advance by the Federal Network Agency have remained in place.

In addition, we will be required to open our cable channels to competitors between the main distribution frame and cable distributors. Only in the event that access to the cable channels is not possible for technical reasons or due to insufficient capacity will we be required to allow other companies access to free fiber optics lines. The Federal Network Agency further stated that we must also allow access upon request to the newly constructed multi-function cabinets, thus enabling competitors to install their DSLAMs in our existing cabinets thereby saving our competitors significant infrastructure expenditures. These new requirements are also subject to prior approval of rates. We have filed a complaint against these additional requirements.

EU regulation

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the EU. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communication on intended changes to the relevant directives and the draft of a new recommendation on the various telecommunications markets to be regulated (Markets Recommendation).

The Commission’s communication concerning the 2006 Review shows that it is no longer aiming to reduce sector-specific regulation and seeking its transition into general competition law, but instead intends to introduce additional regulatory remedies and extend authority at the EU level. The first draft of the revised directives is expected in fall 2007, and transposition into national law is unlikely before 2010.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets – in particular end-customer markets – it only effectively excludes those markets that are already largely unregulated in many countries. On the other hand, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. After adoption by the EU Commission, the Markets Recommendation is expected to come into force in late fall 2007.

The new EU Regulation on international roaming came into effect on June 30, 2007. It sets a ceiling on mobile charges for roaming calls in the EU, which has resulted in a fall in consumer and wholesale charges and therefore has a negative effect on T-Mobile revenue. The Regulation also imposes detailed obligations to keep consumers informed that go beyond the information that has usually been provided to date, such as a welcome text message, and that will result in additional costs. The Regulation is applicable with immediate effect without measures to implement it at national level. T-Mobile was the first network operator in Germany to introduce the Eurotariff as required by the Regulation with its Weltweit calling plan, which was introduced on July 1, 2007.

Interim consolidated financial statements.

Consolidated income statement (unaudited).

		Q2 2007	Q2 2006[a]	Change	H1 2007	H1 2006[a]	Change	FY 2006
		millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue		15,575	15,130	2.9	31,028	29,972	3.5	61,347
Cost of sales		(8,590)	(8,057)	(6.6)	(17,210)	(15,878)	(8.4)	(34,755)
Gross profit		6,985	7,073	(1.2)	13,818	14,094	(2.0)	26,592
Selling expenses		(4,039)	(4,014)	(0.6)	(8,012)	(7,788)	(2.9)	(16,410)
General and administrative expenses		(1,163)	(1,101)	(5.6)	(2,228)	(2,178)	(2.3)	(5,264)
Other operating income		502	256	96.1	888	606	46.5	1,257
Other operating expenses		(242)	(129)	(87.6)	(628)	(331)	(89.7)	(888)
Profit from operations		2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287
Finance costs		(685)	(602)	(13.8)	(1,343)	(1,260)	(6.6)	(2,540)
Interest income		69	94	(26.6)	116	167	(30.5)	297
Interest expense		(754)	(696)	(8.3)	(1,459)	(1,427)	(2.2)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method		13	(49)	n.a.	16	(17)	n.a.	24
Other financial income (expense)		(110)	(101)	(8.9)	(204)	(25)	n.a.	(167)
Profit (loss) from financial activities		(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Profit before income taxes		1,261	1,333	(5.4)	2,307	3,101	(25.6)	2,604
Income taxes		(519)	(207)	n.a.	(990)	(777)	(27.4)	970
Profit after income taxes		742	1,126	(34.1)	1,317	2,324	(43.3)	3,574
Profit (loss) attributable to minority interests		134	108	24.1	250	216	15.7	409
Net profit (profit (loss) attributable to equity holders of the parent)		608	1,018	(40.3)	1,067	2,108	(49.4)	3,165

Earnings per share
		Q2 2007	Q2 2006[a]	Change %	H1 2007	H1 2006[a]	Change %	FY 2006
Earnings per share/ADS
Basic	(€)	0.14	0.24	(41.7)	0.25	0.49	(49.0)	0.74
Diluted	(€)	0.14	0.24	(41.7)	0.25	0.49	(49.0)	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited).

	June 30, 2007	Dec. 31, 2006	Change	Change	June 30, 2006[a]
	millions of €	millions of €	millions of €	%	millions of €
Assets
Current assets	15,241	15,951	(710)	(4.5)	18,659
Cash and cash equivalents	2,146	2,765	(619)	(22.4)	5,667
Trade and other receivables	7,582	7,753	(171)	(2.2)	7,280
Current recoverable income taxes	442	643	(201)	(31.3)	489
Other financial assets	1,474	1,825	(351)	(19.2)	1,639
Inventories	1,138	1,129	9	0.8	1,289
Non-current assets and disposal groups held for sale	705	907	(202)	(22.3)	455
Other assets	1,754	929	825	88.8	1,840
Non-current assets	109,267	114,209	(4,942)	(4.3)	108,180
Intangible assets	56,255	58,014	(1,759)	(3.0)	51,961
Property, plant and equipment	43,961	45,869	(1,908)	(4.2)	45,821
Investments accounted for using the equity method	155	189	(34)	(18.0)	1,857
Other financial assets	624	657	(33)	(5.0)	633
Deferred tax assets	7,778	8,952	(1,174)	(13.1)	7,302
Other assets	494	528	(34)	(6.4)	606
Total assets	124,508	130,160	(5,652)	(4.3)	126,839

Liabilities and shareholders’ equity
Current liabilities	22,024	22,088	(64)	(0.3)	23,049
Financial liabilities	9,517	7,683	1,834	23.9	10,517
Trade and other payables	5,559	7,160	(1,601)	(22.4)	5,852
Income tax liabilities	533	536	(3)	(0.6)	855
Provisions	2,750	3,093	(343)	(11.1)	2,539
Liabilities directly associated with non-current assets held for sale	103	17	86	n.a.	13
Other liabilities	3,562	3,599	(37)	(1.0)	3,273
Non-current liabilities	55,272	58,402	(3,130)	(5.4)	55,417
Financial liabilities	36,106	38,799	(2,693)	(6.9)	37,166
Provisions for pensions and other employee benefits	6,199	6,167	32	0.5	6,305
Other provisions	2,921	3,174	(253)	(8.0)	1,865
Deferred tax liabilities	7,504	8,083	(579)	(7.2)	8,107
Other liabilities	2,542	2,179	363	16.7	1,974
Liabilities	77,296	80,490	(3,194)	(4.0)	78,466

Shareholders’ equity	47,212	49,670	(2,458)	(4.9)	48,373
Issued capital	11,164	11,164	—	—	11,325
Capital reserves	51,513	51,498	15	0.03	51,990
Retained earnings including carryforwards	(16,864)	(16,977)	113	0.7	(17,257)
Other comprehensive income	(2,770)	(2,275)	(495)	(21.8)	(2,636)
Net profit	1,067	3,165	(2,098)	(66.3)	2,108
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	44,105	46,570	(2,465)	(5.3)	45,525
Minority interests	3,107	3,100	7	0.2	2,848
Total liabilities and shareholders’ equity	124,508	130,160	(5,652)	(4.3)	126,839

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited).

	Q2 2007	Q2 2006[a]	H1 2007	H1 2006[a]	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Profit after income taxes	742	1,126	1,317	2,324	3,574
Depreciation, amortization and impairment losses	2,770	2,664	5,518	5,234	11,034
Income tax expense (benefit)	519	207	990	777	(970)
Interest income and interest expenses	685	602	1,343	1,260	2,540
Other financial (income) expense	110	101	204	25	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(13)	49	(16)	17	(24)
Other non-cash transactions	(229)	27	(225)	52	32
Profit on the disposal of intangible assets and property, plant and equipment	(31)	(1)	(143)	(84)	(72)
Change in assets carried as working capital	311	(70)	(849)	(875)	(17)
Change in provisions	(195)	(437)	(192)	(713)	1,585
Change in other liabilities carried as working capital	(395)	(191)	(1,293)	(428)	353
Income taxes received (paid)	(204)	(271)	(47)	(483)	(1,248)
Dividends received	3	7	9	13	27
Cash generated from operations	4,073	3,813	6,616	7,119	16,981
Interest paid	(1,491)	(1,410)	(2,180)	(2,111)	(4,081)
Interest received	568	495	779	687	1,322
Net cash from operating activities	3,150	2,898	5,215	5,695	14,222
Cash outflows for investments in
Intangible assets	(241)	(255)	(440)	(483)	(4,628)
Property, plant and equipment	(1,343)	(1,670)	(3,167)	(3,486)	(7,178)
Non-current financial assets	(66)	(384)	(81)	(499)	(624)
Investments in fully consolidated subsidiaries	(7)	(1,378)	(2)	(1,668)	(2,265)
Proceeds from disposal of
Intangible assets	(2)	32	21	32	35
Property, plant and equipment	187	113	521	404	532
Non-current financial assets	42	18	89	218	249
Investments in fully consolidated subsidiaries and business units	468	(26)	468	(26)	(21)
Net change in short-term investments and marketable securities and receivables	135	(223)	262	(363)	(348)
Other	(28)	6	32	(57)	(57)
Net cash used in investing activities	(855)	(3,767)	(2,297)	(5,928)	(14,305)
Proceeds from issue of current financial liabilities	15,372	176	20,117	350	3,817
Repayment of current financial liabilities	(16,102)	(441)	(21,304)	(1,006)	(9,163)
Proceeds from issue of non-current financial liabilities	48	1,753	1,296	5,070	7,871
Repayment of non-current financial liabilities	(36)	(97)	(57)	(180)	(492)
Dividend payments	(3,380)	(3,012)	(3,502)	(3,076)	(3,182)
Share buy-back	—	—	—	—	(709)
Proceeds from the exercise of stock options	5	3	11	7	16
Repayment of lease liabilities	(46)	(72)	(99)	(128)	(219)
Net cash from (used in) financing activities	(4,139)	(1,690)	(3,538)	1,037	(2,061)
Effect of exchange rate changes on cash and cash equivalents	7	(117)	1	(112)	(66)
Net increase (decrease) in cash and cash equivalents	(1,837)	(2,676)	(619)	692	(2,210)
Cash and cash equivalents, at the beginning of the period	3,983	8,343	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	2,146	5,667	2,146	5,667	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense (unaudited).

	H1 2007	H1 2006	FY 2006
	millions of €	millions of €	millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(3)	3
Recognition of other comprehensive income in income statement	(1)	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(9)	264	385
Recognition of other comprehensive income in income statement	(2)	(6)	(8)
Revaluation due to business combinations	(87)	(4)	395
Exchange differences on translation of foreign subsidiaries	(394)	(1,773)	(1,747)
Other income and expense recognized directly in equity	75	4	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(38)	314
Deferred taxes on items in other comprehensive income	1	(84)	(275)
Income and expense recognized directly in equity	(417)	(1,641)	(854)
Profit after income taxes	1,317	2,324	3,574
Recognized income and expense	900	683	2,720
Minority interests	256	178	517
Equity attributable to equity holders of the parent	644	505	2,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU.

Statement of compliance

The interim consolidated financial statements for the period ended June 30, 2007 are in compliance with International Accounting Standards (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Report is, consequently, also in compliance with IFRS as published by the IASB. Therefore, there are no differences and reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed.

In the opinion of the Board of Management, the half-year financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first six months of 2006. These were primarily the tele.ring group and PTC, which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. In addition, the gedas group, which was acquired in the first quarter of 2006, has been fully consolidated from March 31, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2007

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	millions of €	millions of €	millions of €	millions of €	millions of €
Net revenue	1,057	5	144	(1)	1,205
Cost of sales	(915)	(1)	(120)	9	(1,027)
Gross profit (loss)	142	4	24	8	178
Selling expenses	(122)	(4)	(11)	0	(137)
General and administrative expenses	(83)	(2)	(30)	1	(114)
Other operating income	35	0	13	(5)	43
Other operating expenses	(3)	0	(10)	12	(1)
Profit (loss) from operations	(31)	(2)	(14)	16	(31)
Finance costs	(4)	0	(1)	0	(5)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(62)	0	0	0	(62)
Other financial income (expense)	(2)	0	0	(6)	(8)
Profit (loss) from financial activities	(68)	0	(1)	(6)	(75)
Profit (loss) before income taxes	(99)	(2)	(15)	10	(106)
Income taxes	3	(1)	4	(8)	(2)
Profit (loss) after income taxes	(96)	(3)	(11)	2	(108)
Profit (loss) attributable to minority interests	0	0	0	(6)	(6)
Net profit (loss)	(96)	(3)	(11)	8	(102)

Selected notes to the consolidated income statement.

Cost of sales

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Cost of sales	(8,590)	(8,057)	(6.6)	(17,210)	(15,878)	(8.4)	(34,755)

The increase in the cost of sales is primarily a result of changes in the composition of the Group, the growth in the number of T-Mobile USA customers and the successful launch of the Flext rates by T-Mobile UK.

Selling expenses

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Selling expenses	(4,039)	(4,014)	(0.6)	(8,012)	(7,788)	(2.9)	(16,410)

In addition to the effects of changes in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commissions paid by the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in commissions was due to a higher number of new contracts (Mobile Communications) and the successful introduction of complete packages (Broadband/Fixed Network).

Profit/loss from financial activities

	Q2 2007	Q2 2006[a]	Change	H1 2007	H1 2006[a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Profit (loss) from financial activities	(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Finance costs	(685)	(602)	(13.8)	(1,343)	(1,260)	(6.6)	(2,540)
Interest income	69	94	(26.6)	116	167	(30.5)	297
Interest expense	(754)	(696)	(8.3)	(1,459)	(1,427)	(2.2)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	(49)	n.a.	16	(17)	n.a.	24
Other financial income (expense)	(110)	(101)	(8.9)	(204)	(25)	n.a.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities for the first half of 2007 compared to the first half of 2006 was primarily attributable to other financial expense.

In the first half of 2006, other financial expense included income from the sale of Celcom (EUR 196 million), whereas in the first half of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized in other financial expense.

Income taxes

	Q2 2007	Q2 2006[a]	Change	H1 2007	H1 2006[a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Income taxes	(519)	(207)	n.a.	(990)	(777)	(27.4)	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Income taxes increased year-on-year despite the decrease in profits before income taxes. This was mainly due to the one-time favorable effect on earnings caused by the reversal of a provision for income taxes in 2006.

Other disclosures.

Executive bodies

        The Supervisory Board of Deutsche Telekom appointed Mr. Thomas Sattelberger as the new Chief Human Resources Officer and Labor Director effective May 3, 2007. He succeeded Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Deutsche Telekom Board of Management, who took over as acting CHRO at the start of 2007 following the departure of Dr. Heinz Klinkhammer from the Board of Management at the end of 2006.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following shareholders’ representatives to the Supervisory Board:

Mr. Lawrence H. Guffey, London, Senior Managing Director, The Blackstone Group International Limited (Mr. Guffey’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

Mr. Ulrich Hocker, Düsseldorf, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (Mr. Hocker’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board as employees’ representative with effect from the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the 2007 shareholders’ meeting.

Effective at the end of May 31, 2007, Mr. Lothar Pauly, Member of the Board of Management responsible for Business Customers and Production, left the Deutsche Telekom Board of Management. Dr. Karl-Gerhard Eick and Mr. Hamid Akhavan have temporarily taken over responsibility for Business Customers and Production on Deutsche Telekom’s Board of Management. Dr. Eick has assumed temporary responsibility for direct sales, business customers and billing while Mr. Akhavan has taken over temporary responsibility for technology, IT and processes as well as procurement and infrastructure.

Personnel

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Personnel costs	(3,536)	(3,431)	(3.1)	(7,015)	(6,870)	(2.1)	(16,542)

The increase in personnel costs was primarily caused by staff-related measures (voluntary redundancy, severance and compensation payments) and changes in the composition of the Group.

The personnel cost ratio in the first half of 2007 was 22.6 percent of net revenue. This was an improvement of 0.3 percentage points over the prior-year period.

Average number of employees

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
			%			%
Deutsche Telekom Group	244,046	249,394	(2.1)	245,668	246,409	(0.3)	248,480
Non-civil servants	205,163	206,049	(0.4)	206,135	202,626	1.7	205,511
Civil servants	38,883	43,345	(10.3)	39,533	43,783	(9.7)	42,969

Trainees and student interns	10,423	9,955	4.7	10,679	10,201	4.7	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and workforce restructuring in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Number of employees at balance sheet date

	June 30, 2007	Dec. 31, 2006	Change	Change	June 30, 2006
				%
Deutsche Telekom Group	242,703	248,800	(6,097)	(2.5)	249,991
Germany	153,822	159,992	(6,170)	(3.9)	167,642
International	88,881	88,808	73	0.1	82,349

Non-civil servants	204,108	208,420	(4,312)	(2.1)	207,073
Civil servants	38,595	40,380	(1,785)	(4.4)	42,918

Trainees and student interns	9,490	11,840	(2,350)	(19.8)	9,017

The reduction in the number of employees at the reporting date was also caused by the sale of call centers and workforce restructuring in Germany and Eastern Europe. There was, on the other hand, an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(797)	(630)	(26.5)	(1,578)	(1,247)	(26.5)	(2,840)
of which: UMTS licenses	(227)	(222)	(2.3)	(455)	(444)	(2.5)	(893)
of which: U.S. mobile communications licenses	—	—	—	(7)	—	n.a.	(33)
of which: goodwill	—	—	—	—	(10)	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(1,973)	(2,034)	3.0	(3,940)	(3,987)	1.2	(8,194)
Total depreciation, amortization and impairment losses	(2,770)	(2,664)	(4.0)	(5,518)	(5,234)	(5.4)	(11,034)

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization, in particular following the acquisition in 2006 of tele.ring and PTC by the Mobile Communications business area. The majority is attributable to amortization of the customer base and brand names.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
Calculation of basic earnings per share
Net profit[a]	(millions of €)	608	1,018	1,067	2,108	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	—	13	—	38	38
Adjusted net profit (basic)[a]	(millions of €)	608	1,031	1,067	2,146	3,203

Number of ordinary shares issued	(millions)	4,361	4,273	4,361	4,236	4,309
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(21)	(22)	(21)	(23)	(22)
Effect from the potential conversion of the mandatory convertible bond	(millions)	—	111	—	138	68
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,338	4,360	4,338	4,349	4,353
Basic earnings per share/ADS[a]	(€)	0.14	0.24	0.25	0.49	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

		Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
Calculation of diluted earnings per share
Adjusted net profit (basic)[a]	(millions of €)	608	1,031	1,067	2,146	3,203
Dilutive effects on profit from stock options (after taxes)	(millions of €)	—	—	—	—	—
Net profit (diluted)[a]	(millions of €)	608	1,031	1,067	2,146	3,203

Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,338	4,360	4,338	4,349	4,353
Dilutive potential ordinary shares from stock options and warrants	(millions)	—	—	1	2	1
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,338	4,360	4,339	4,351	4,354
Diluted earnings per share/ADS[a]	(€)	0.14	0.24	0.25	0.49	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased from EUR 2.8 billion to EUR 2.1 billion, due in part to the payment of dividends of EUR 3.5 billion in the first half of 2007. The reduction was in part offset by proceeds from the sale of T-Online France.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets held for sale and directly associated liabilities

Non-current assets held for sale and directly associated liabilities as of June 30, 2007 primarily relate to T-Online Spain to be disposed of in the Broadband/Fixed Network business area and Deutsche Telekom AG’s real estate portfolio. In addition, T-Online France was sold in the second quarter of 2007.

	T-Online Spain	Deutsche Telekom AG real estate portfolio	Other	Total
	Broadband/ Fixed Network	Group Headquarters & Shared Services
	millions of €	millions of €	millions of €	millions of €
Current assets	77	—	17	94
Cash and cash equivalents	18	—	8	26
Trade and other receivables	32	—	8	40
Other assets	27	—	1	28

Non-current assets	228	281	102	611
Intangible assets	69	—	14	83
Property, plant and equipment	97	281	88	466
Other assets	62	—	—	62
Total non-current assets and disposal groups held for sale	305	281	119	705

Current liabilities	89	—	2	91
Trade and other payables	80	—	—	80
Other liabilities	9	—	2	11

Non-current liabilities	11	—	1	12

Total liabilities directly associated with non-current assets held for sale	100	—	3	103

T-Online Spain

Deutsche Telekom AG has reached an agreement with France Télécom España S.A. for the sale of the Spanish Internet company, T-Online Spain S.A.U. France Télécom España S.A. will acquire the shares of the Deutsche Telekom subsidiary that was a part of the Broadband/Fixed Network strategic business area. The subsidiary provided Internet services under the Ya.Com brand.

The sale of T-Online Spain is part of the “Focus, fix and grow” strategy, which was presented to the public by the Board of Management of Deutsche Telekom on March 1, 2007 and includes the disposal of non-core assets.

At the balance sheet date the sale was awaiting approval from the Spanish anti-trust authorities. The company is expected to be deconsolidated by the end of July 2007.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the usual channels.

Sale of T-Online France

In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network strategic business area, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel has acquired the company, which provides Internet services in France under the Club Internet brand. The company was deconsolidated effective June 30, 2007. The EUR 0.2 billion gain on the disposal has been included in other operating income. The sale of T-Online France is also part of the “Focus, fix and grow” strategy.

Intangible assets and property, plant and equipment

	June 30, 2007	Dec. 31, 2006	Change	Change	June 30, 2006
	millions of €	millions of €	millions of €	%	millions of €
Intangible assets	56,255	58,014	(1,759)	(3.0)	51,961
of which: UMTS licenses	12,634	13,101	(467)	(3.6)	13,121
of which: U.S. mobile communications licenses	17,812	18,176	(364)	(2.0)	15,852
of which: goodwill	20,674	20,955	(281)	(1.3)	19,070
Property, plant and equipment	43,961	45,869	(1,908)	(4.2)	45,821

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 0.6 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by EUR 2.4 billion. Other factors contributing to this decrease are the deconsolidation of T-Online France as well as T-Online Spain being designated as held for sale in the Broadband/Fixed Network business area.

Additions to assets

	Q2 2007	Q2 2006	Change	H1 2007[a]	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Additions to assets	1,605	2,636	(39.1)	3,111	4,641	(33.0)	13,417
Intangible assets	242	931	(74.0)	453	1,448	(68.7)	6,121
Property, plant and equipment	1,363	1,705	(20.1)	2,658	3,193	(16.8)	7,296

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to assets in the first half of 2007 predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made at Broadband/Fixed Network in the expansion of the access network, in VDSL as the foundation for T-Home Speed, and in ADSL2+ technology.

The lower level of investments compared to the first half of 2006 was primarily due to goodwill arising from the acquisition of the gedas group and tele.ring during the first half of 2006 and the roll-out of the high-speed network that was completed in the first group of cities last year (Broadband/Fixed Network).

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)
Changes in the composition of the Group
Profit (loss) after income taxes				2,108
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends			(3,005)
Mandatory convertible bond	417	1,793	(71)
T-Online merger	161	631
Sale of treasury shares (anniversary campaign)		(1)				1
Proceeds from the exercise of stock options		6
Actuarial gains and losses			(24)
Change in other comprehensive income (not recognized in income statement)			2		(1,576)
Recognition of other comprehensive income in income statement					(5)
Balance at June 30, 2006	11,325	51,990	(17,257)	2,108	(2,636)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)
Changes in the composition of the Group
Profit (loss) after income taxes				1,067
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends			(3,124)
Proceeds from the exercise of stock options		15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			72		(491)
Recognition of other comprehensive income in income statement					(4)
Balance at June 30, 2007	11,164	51,513	(16,864)	1,067	(2,770)	(5)

	Equity attributable to equity holders of the parent	Minority interests			Total[a] (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	Total (minority interest in share- holders’ equity)
	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599
Changes in the composition of the Group		(80)		(80)	(80)
Profit (loss) after income taxes	2,108	216		216	2,324
Unappropriated net profit (loss) carried forward
Dividends	(3,005)	(154)		(154)	(3,159)
Mandatory convertible bond	2,139				2,139
T-Online merger	792	(607)		(607)	185
Sale of treasury shares (anniversary campaign)
Proceeds from the exercise of stock options	6				6
Actuarial gains and losses	(24)				(24)
Change in other comprehensive income (not recognized in income statement)	(1,574)	2	(40)	(38)	(1,612)
Recognition of other comprehensive income in income statement	(5)				(5)
Balance at June 30, 2006	45,525	2,785	63	2,848	48,373

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670
Changes in the composition of the Group
Profit (loss) after income taxes	1,067	250		250	1,317
Unappropriated net profit (loss) carried forward
Dividends	(3,124)	(249)		(249)	(3,373)
Proceeds from the exercise of stock options	15				15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(419)	3	3	6	(413)
Recognition of other comprehensive income in income statement	(4)				(4)
Balance at June 30, 2007	44,105	2,899	208	3,107	47,212

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The decrease in equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2006 financial year totaling EUR 3.1 billion in addition to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income. This was to a certain extent offset by the profit for the period.

A total of 1,881,508 treasury shares were held at June 30, 2007. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of plans, to which no more changes are being made, can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report on Form 20-F.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	66	12.36	0	—
Forfeited	521	28.85	1	30.00
Outstanding at June 30, 2007	10,203	24.48	148	29.77
Exercisable as of June 30, 2007	10,203	24.48	148	29.77

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into Deutsche Telekom shares when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	154	10.32
Outstanding at June 30, 2007	3,238	10.30
Exercisable as of June 30, 2007	3,220	10.30

T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued by T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADS) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	1,147	9.09
Forfeited	363	27.08
Expired	0	—
Outstanding at June 30, 2007	8,724	21.60
Exercisable as of June 30, 2007	8,724	21.60

Magyar Telekom stock option plan

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. This stock option plan expired on June 30, 2007.

	SOP 2002
	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	414	944.00
Forfeited	893	944.00
Outstanding at June 30, 2007	0	—
Exercisable as of June 30, 2007	0	—

Mid-term incentive plan/long-term incentive plan.

Mid-term incentives plans (MTIPs) were introduced to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report on Form 20-F.

Deutsche Telekom AG MTIP

The Deutsche Telekom AG MTIP launched for 2007 became effective during the second quarter of 2007 and will remain in force until the end of 2009.

The absolute performance target will be met, if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

The T-Mobile USA LTIP, launched at the beginning of 2007, became effective during the second quarter of 2007 and, similar to the LTIP for 2004 to 2006, will award customer growth and the development of the company performance.

T-Mobile UK MTIP

The T-Mobile UK MTIP launched for 2007 became effective during the second quarter of 2007 and is based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in Deutsche Telekom AG’s plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

Magyar Telekom’s MTIP launched for 2007, became effective during the second quarter of 2007 and is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

The bonus of PTC’s LTIP for 2007, which also became effective during the second quarter of 2007, is based on the achievement of the EBITDA target and is separately calculated for each cycle.

An expense of only EUR 4 million was recognized in the first half of 2007 for the MTIPs linked to the performance of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs for 2005 through 2007 at T-Mobile USA and PTC amounted to EUR 56 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations totaled EUR 33.3 billion as of June 30, 2007. The increase of EUR 0.8 billion for the reporting period compared with the year-end is primarily due to higher purchase commitments and lease obligations. This was partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG).

Significant events after the balance sheet date (June 30, 2007).

Deutsche Telekom signs contract for the sale of T-Online Spain.

Deutsche Telekom AG has reached an agreement with France Télécom España S.A. for the sale of its Spanish Internet company T-Online Spain S.A.U. T-Online Spain S.A.U. has been shown in the Broadband/Fixed Network strategic business area. France Télécom España S.A. will acquire all shares of the Deutsche Telekom subsidiary, which provides Internet services under the Ya.Com brand in Spain. This sale forms part of the “Focus, fix and grow” strategy launched on March 1, 2007. The Spanish anti-trust authorities approved the sale on July 27, 2007.

2008 corporate tax reform - significant reduction in effective tax burden on German companies.

On July 6, 2007, the Bundesrat, the chamber representing the federal states, approved the Corporate Tax Reform Act 2008 that the German national parliament, the Bundestag, had already resolved on May 25, 2007. In particular, the 2008 corporate tax reform now passed reduces the corporate income tax rate from 25 percent to 15 percent effective January 1, 2008. This will lower the overall tax burden on profits generated in Germany by corporations like Deutsche Telekom from around 39 percent at present to approximately 30 percent. In the third quarter of 2007, the carrying amounts for domestic deferred tax assets and liabilities must be adjusted to take account of the new rate of taxation. This will result in a one-time deferred tax expense which, however, does not imply additional tax payments and attending negative liquidity and interest effects.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.2 billion in the reporting period, compared with EUR 5.7 billion in the prior-year period. The decline is primarily due to cash outflows for staff-related and other restructuring measures amounting to EUR 1.1 billion in the first half of 2007 with comparable payments of only EUR 0.2 billion having been made in the first half of 2006. The negative effect from the decline in profit from operations was partly offset by adjustments primarily in connection with provisions for employee expenses. In addition, tax payments were EUR 0.4 billion less than in the prior-year period, particularly due to the reimbursements of tax prepaid in 2006.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.3 billion as compared with EUR 5.9 billion in the same period in the previous year. In addition to the EUR 0.4 billion reduction in cash outflows for intangible assets and property, plant and equipment, the decrease was primarily the result of cash outflows in the first half of 2006 of EUR 2.1 billion for the acquisition of tele.ring, gedas, additional shares in Maktel and the payment to Toll Collect for which there were no comparable outflows in the first half 2007. Cash inflows of EUR 0.5 billion from the sale of T-Online France and net cash inflows of EUR 0.3 billion generated by receivables, marketable securities and short-term investments also had a positive impact. For the same period in the previous year, the comparable net cash outflow was EUR 0.4 billion.

Net cash from /used in financing activities

In the first half of 2007, net cash used in financing activities amounted to EUR 3.6 billion after a net cash inflow of EUR 1.0 billion in the prior-year period. The change was mainly due to a net increase of EUR 0.5 billion in the repayment of current financial liabilities and a decline of EUR 3.7 billion in net proceeds from the issue of non-current financial liabilities. In the first half of 2007, the issue of commercial papers with a net total of EUR 1.6 billion and a medium-term note totaling EUR 0.5 billion, a loan granted by the European Investment Bank totaling EUR 0.5 billion and other loans of EUR 0.5 billion were almost offset by the repayment of a euro bond of EUR 2.5 billion and a medium-term note of EUR 0.5 billion. In addition, dividend payments increased by EUR 0.4 billion compared to the first half of 2006. This increase was attributable to a EUR 0.1 billion increase in Deutsche Telekom AG’s dividend payment as well as a T-Mobile Czech Republic a.s. dividend payment of EUR 0.1 billion and the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments have been made in the first half of 2006.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the second quarters and first half-years of 2007 and 2006.

Segment information in the quarters

Q2 2007 Q2 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,575	—	15,575	2,043	13	(2,756)	(14)
	15,130	—	15,130	2,085	(49)	(2,638)	(26)
Mobile Communications	8,472	178	8,650	1,297	1	(1,444)	—
	7,677	179	7,856	1,083	38	(1,279)	(1)
Broadband/Fixed Network[a]	4,762	893	5,655	929	8	(926)	—
	5,014	1,092	6,106	1,268	5	(962)	(4)
Business Customers[a]	2,239	723	2,962	34	1	(221)	(1)
	2,350	858	3,208	48	(92)	(236)	(2)
Group Headquarters & Shared Services[a]	102	886	988	(215)	2	(176)	(13)
	89	825	914	(294)	(1)	(178)	(19)
Reconciliation	—	(2,680)	(2,680)	(2)	1	11	—
	—	(2,954)	(2,954)	(20)	1	17	—

a	In contrast to previous reporting, where the results of Magyar Telekom were only shown under Broadband/Fixed Network, these results have been broken down further into Business Customers and Group Headquarters & Shared Services since January 1, 2007. Prior-year figures have been adjusted accordingly.

Half-year segment information

H1 2007 H1 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	31,028	—	31,028	3,838	16	(5,485)	(33)
	29,972	—	29,972	4,403	(17)	(5,189)	(45)
Mobile Communications	16,718	332	17,050	2,363	2	(2,892)	(7)
	15,082	349	15,431	2,138	66	(2,501)	(4)
Broadband/Fixed Network[a]	9,697	1,790	11,487	1,905	13	(1,830)	(4)
	10,167	2,064	12,231	2,538	8	(1,914)	(14)
Business Customers[a]	4,422	1,446	5,868	78	(1)	(438)	(1)
	4,553	1,718	6,271	160	(91)	(453)	(2)
Group Headquarters & Shared Services[a]	191	1,749	1,940	(465)	2	(350)	(21)
	170	1,636	1,806	(412)	(1)	(350)	(25)
Reconciliation	—	(5,317)	(5,317)	(43)	—	25	—
	—	(5,767)	(5,767)	(21)	1	29	—

a	In contrast to previous reporting, where the results of Magyar Telekom were only shown under Broadband/Fixed Network, these results have been broken down further into Business Customers and Group Headquarters & Shared Services since January 1, 2007. Prior-year figures have been adjusted accordingly.

FY 2006

	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	In contrast to previous reporting, where the results of Magyar Telekom were only shown under Broadband/Fixed Network, these results have been broken down further into Business Customers and Group Headquarters & Shared Services since January 1, 2007. Prior-year figures have been adjusted accordingly.

Other contingent obligations

Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The Company has assessed the probability of losses arising from the contingencies described below, on a case by case basis, and recorded accruals when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the obligation.

On October 31, 2005, the satellite operator Eutelsat sued, Deutsche Telekom AG, T-Systems Business Services GmbH and SES Societé Européenne de Satellite S.A for compensation amounting to approximately EUR 141.5 million. The plaintiff is basing its claim on an alleged breach of contractual duty. The action is pending before the Commercial Court in Paris.

In addition, the provision for litigation risks at June 30, 2007, amounting to EUR 349 million, include pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of the proceedings.

Reconciliation of IFRS to U.S. GAAP and Additional Information

(1)	Reconciliation of IFRS to U.S. GAAP

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with IFRS, which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Application of U.S. GAAP would have affected net profit and earnings per share for the six months ended June 30, 2007 and 2006 and shareholders’ equity as of June 30, 2007 and December 31, 2006 to the extent described below.

Reconciliation of net profit from IFRS to U.S. GAAP:

			H1 2007	H1 2006[1]
			millions of €	millions of €
Net profit as reported in the consolidated financial statements under IFRS			1,067	2,108
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a	)	(129)	(113)
Mobile communication licenses	(b	)	(754)	(133)
Fixed assets	(c	)	(256)	(230)
Pension and similar obligations	(d	)	(116)	(56)
Financial instruments	(e	)	(96)	(67)
Equity investments	(f	)	(12)	100
Accruals and other differences	(g	)	(37)	(374)
Income taxes	(h	)	474	338
Minority interest in U.S. GAAP reconciling adjustments	(i	)	(9)	4
Net profit in accordance with U.S. GAAP			132	1,577

1	Net profit as reported in the 2006 consolidated financial statements under IFRS and the difference relating to pensions and similar obligations have been adjusted due to the change in pension accounting policy relating to IAS 19.93A.

Presentation of discontinued operations in accordance with U.S. GAAP:

	H1 2007	H1 2006
	millions of €	millions of €
Income from continuing operations before minority interest and income taxes	962	2,323
Income taxes	(520)	(447)
Minority interest, net of income taxes	(259)	(222)
Income from continuing operations	183	1,654

Discontinued operations
Loss from operations of discontinued component (including gain on disposal)	(55)	(95)
Income tax benefit	4	8
Minority interest, net of taxes	0	10
Loss from discontinued operations	(51)	(77)
Net profit	132	1,577

For more information relating to discontinued operations see Note (1) (a) and Note (2) (e).

Earnings per share in accordance with U.S. GAAP:

	H1 2007	H1 2006
	millions of €	millions of €
Net profit (millions of €)
Net profit—basic	132	1,577
Thereof income from continuing operations	183	1,654
Thereof loss from discontinued operations	(51)	(77)
Net profit—diluted	132	1,583
Thereof income from continuing operations	183	1,660
Thereof loss from discontinued operations	(51)	(77)
Weighted average shares outstanding (in millions)
Weighted average shares outstanding IFRS—basic	4,338	4,349
Adjustment [1]	—	(138)
Weighted average shares outstanding U.S. GAAP—basic	4,338	4,211
Dilutive effect of options	1	2
Dilutive effect of bonds	—	136
Weighted average shares outstanding U.S. GAAP—diluted	4,339	4,349
Earnings per share (in €)
Basic earnings per share/ADS under U.S. GAAP	0.03	0.37
Thereof from continuing operations	0.04	0.39
Thereof from discontinued operations	(0.01)	(0.02)
Diluted earnings per share/ADS under U.S. GAAP	0.03	0.36
Thereof from continuing operations	0.04	0.38
Thereof from discontinued operations	(0.01)	(0.02)

1	Under IFRS the shares to be issued in connection with the mandatory convertible bond are required to be considered in the weighted average shares outstanding calculation for basic earnings per share until June 1, 2006, the date of conversion. Under U.S. GAAP, prior to the conversion the shares were not considered in the weighted average shares outstanding calculation for basic earnings per share.

There were 4,361 million no par value registered ordinary shares issued at June 30, 2007 and 4,424 million shares as of June 30, 2006, respectively.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP:

			H1 2007	FY 2006
			millions of €	millions of €
Shareholders’ equity as reported in the consolidated financial statements under IFRS			47,212	49,670
Less minority interests under IFRS	(i	)	(3,107)	(3,100)
Shareholders’ equity under IFRS without minority interest			44,105	46,570
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a	)	5,089	5,349
Mobile communication licenses	(b	)	(3,245)	(2,660)
Fixed assets	(c	)	2,408	2,668
Pension and similar obligations	(d	)	58	144
Financial instruments	(e	)	(41)	34
Equity investments	(f	)	(4)	8
Accruals and other differences	(g	)	1,443	1,483
Income taxes	(h	)	(552)	(747)
Minority interest in U.S. GAAP reconciling adjustments	(i	)	(119)	(102)
Shareholders’ equity in accordance with U.S. GAAP			49,142	52,747

(a) Goodwill and Other Purchase Price Allocation Differences

The principle differences arising from business combinations are summarized in the following table.

	Differences in net profit		Differences in shareholders’ equity
	H1 2007	H1 2006	H1 2007	FY 2006
	millions of €	millions of €	millions of €	millions of €
Purchase business combinations	(129)	(113)	1,342	1,506
Goodwill impairments	—	—	2,662	2,758
Dilution gains	—	—	1,085	1,085
	(129)	(113)	5,089	5,349

Purchase Business Combinations

Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003. As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations to business combinations that occurred prior to the date of its transition to IFRS (January 1, 2003). As a result, the opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. The differences between German GAAP and U.S. GAAP are due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated.

The Company also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003, that were not separately accounted for under German GAAP and accordingly not in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives under U.S. GAAP.

For minority interests acquired in non-wholly-owned subsidiaries in transactions consummated after January 1, 2003, the purchase price consideration in excess of the carrying amount of the assets acquired is recorded as goodwill under IFRS. Under U.S. GAAP, the share in net assets constituting the minority interests acquired is recorded at fair value, with the purchase price amounts in excess of net assets at fair value recorded as goodwill.

On October 26, 2006, Deutsche Telekom acquired an additional 48% of PTC bringing ownership percentage up to 97%. Prior to that acquisition the Company accounted for its 49% stake in PTC using the equity method under IFRS and U.S. GAAP (see Note (1) (f)). Accounting for a step acquisition under U.S. GAAP differs from IFRS. Under U.S. GAAP any previous interest in the assets acquired and liabilities assumed is not revalued. This results in the accumulation of assets at fair values calculated on different dates. Under IFRS, the carrying value of assets and liabilities previously owned are measured at fair value as of the subsequent acquisition date, with the resulting adjustment being recorded directly into the shareholders’ equity.

Goodwill Impairments

Under both IFRS and U.S. GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. As required by SFAS No. 142, Goodwill and Other Intangible Assets, the Company evaluates goodwill using a two-step process under U.S. GAAP. In the first step, the fair value of each reporting unit is compared with the carrying value amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step is completed to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference if the carrying amount exceeds the implied fair value.

Because differences exist in the carrying amounts of cash generating units (IFRS) and reporting units (U.S. GAAP) and in the impairment test models, differences arise both in the carrying values of the units and in the carrying value of goodwill, resulting in differences in recognition and amount of impairment charges. In general, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP and tested for impairment on January 1, 2003 and annually thereafter.

Dilution Gains

In 2000, T-Online issued shares in business combinations. As a result of the transactions, the Company’s ownership interest in T-Online was reduced, resulting in a “dilution gain” under U.S. GAAP. Under German GAAP the Company did not recognize the dilution gains when cash proceeds were not received. As a result, goodwill under U.S. GAAP was EUR 1,085 million higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

Disposal of T-Online France S.A.S

As a result of the disposal of T-Online France S.A.S. in June 2007, a gain on disposal of EUR 90 million was realized under U.S. GAAP, whereas under IFRS the gain on disposal was EUR 210 million. The difference of EUR 120 million (net of taxes) relates mainly to the difference in the amount of goodwill, under IFRS and U.S. GAAP, included in the carrying amount of the business for purposes of determining the gain on disposal. Prior to its disposal T-Online France represented a portion of a cash generating unit (IFRS) and reporting unit (U.S. GAAP). The cash generating unit and reporting unit to which T-Online France belonged were the same and the goodwill was allocated to T-Online France using the relative fair method under both IFRS and U.S. GAAP. The difference in the amount of goodwill included in the carrying amount of T-Online France resulted from those differences described in purchase business combinations above. From the difference in the gain resulting from the disposal of T-Online France, EUR 124 million is reflected under purchase business combination in the table above. The residual difference of minus EUR 4 million is included in the income taxes difference. For more information relating to discontinued operations see Note (2) (e).

(b) Mobile Communication Licenses

The carrying value of mobile communication licenses in accordance with U.S. GAAP was EUR 28,700 million and EUR 29,579 million as of June 30, 2007 and December 31, 2006, respectively. The accumulated amortization was EUR 11,711 million and EUR 11,210 million as of June 30, 2007 and as of December 31, 2006, respectively.

The Company recorded the historical cost of its mobile communication licenses in the opening balance sheet upon adoption of IFRS. The impairment of EUR 9,923 million recognized on the FCC licenses at T-Mobile USA in 2002 for U.S. GAAP purposes was not recorded in the opening balance under IFRS. All cash-generating units were tested for impairment as of January 1, 2003, under IFRS and the resulting impairment charge relating to T-Mobile USA was recorded entirely against goodwill. Under both IFRS and U.S. GAAP the FCC licenses in the USA are treated as indefinite-lived assets and are not amortized but are tested for impairment annually and when indicators of impairment exist.

Under IFRS, the Company has elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile network fixed assets under U.S. GAAP. Capitalized interest on mobile communication licenses amounted to EUR 3,609 million and to EUR 3,741 million net of accumulated amortization as of June 30, 2007 and December 31, 2006, respectively. The Company recorded amortization of finance charges capitalized on mobile communication licenses amounting to EUR 129 million and EUR 129 million in the six months ended June 30, 2007 and 2006, respectively.

In the years 2004 through 2006 the Company recorded impairment charges under IFRS for certain U.S. mobile communications licenses in connection with the dissolution of the investment in GSM Facilities, the joint venture with Cingular Wireless. Under U.S. GAAP, the Company recorded an accrual, included in “Accruals and Other Differences” for the expected losses resulting from the dissolution of the joint venture. In the first half of 2007, pursuant to the joint venture dissolution agreement, the licenses were exchanged with AT&T Mobility Corporation (previously Cingular Wireless). As of June 30, 2007, there are no longer differences between IFRS and U.S. GAAP in shareholders’ equity. From the negative difference in net profit of EUR 754 million, EUR 624 million relates to the dissolution (see Note (1) (g)).

(c) Fixed Assets

The following table summarized the principle IFRS/U.S. GAAP differences in fixed assets.

	Differences in net profit		Differences in Shareholders’ equity
	H1 2007	H1 2006	H1 2007	FY 2006
	millions of €	millions of €	millions of €	millions of €
Use of deemed cost in the IFRS opening balance sheet	(26)	(74)	2,082	2,108
Construction period interest	(29)	(51)	405	436
Construction period rental costs and other site-related costs	(4)	4	131	138
Leasing	(190)	(102)	(260)	(70)
Asset retirement obligations	(7)	(6)	47	54
Other	0	(1)	3	2
	(256)	(230)	2,408	2,668

The Company has reflected certain fixed assets in its opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1. Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is generally higher than the comparable depreciation expense recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

Under IFRS, the Company expenses construction period rental costs and has elected to expense finance charges on debt related to construction period capital expenditures. Under U.S. GAAP, finance charges on qualifying capital expenditures during the construction period are capitalized, and subsequently depreciated or amortized over the useful life of the assets. The Company adopted FSP 13-1, Accounting for Rental Costs Incurred during the Construction Period with effect from January 1, 2006 and no longer capitalizes rental costs incurred during the construction period. For periods prior to the adoption of FSP 13-1 the Company capitalized rental costs during the construction period and continues to amortize those costs over the depreciable life of the assets.

The Company has entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, certain of these transactions have been accounted for as financings under U.S. GAAP, due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, and gains (losses) on sales of real estate and rent expense (for operating leases) or interest expense and amortization expense (for finance leases) under IFRS. In addition under IFRS, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. Under U.S. GAAP, if the fair value of the land is less than 25% of the total fair value of the leased property at the inception of the lease the land and the building are considered as a single unit for purposes of lease classification. In 2006 the Company sold land to a developer and entered into a contract to leaseback the land and a building that is to be constructed. Under IFRS the Company recognized a gain on the sale of the land. The Company has determined that due to its involvement in the construction it is the owner of the project for U.S. GAAP purposes, and accordingly, it has capitalized the costs of the construction project on its balance sheet. The gain on the sale of the land has been deferred and will be recognized over the term of the lease.

The Company capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related capitalized cost amounts to reflect changes in discount rates. These adjustments result in differences between IFRS and U.S. GAAP in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs.

The net book value of fixed assets in accordance with U.S. GAAP was EUR 47,531 million and EUR 49,581 million, as of June 30, 2007 and December 31, 2006, respectively. The accumulated depreciation was EUR 77,260 million and EUR 75,102 million as of June 30, 2007 and December 31, 2006, respectively. The net profit and shareholders’ equity differences in the table above exclude fixed assets differences arising from business combinations (included in Goodwill and Other Purchase Price Allocation Differences) and differences relating to assets where the Company is the lessor through leases embedded in service contracts (included in Accruals and Other Differences).

The shareholders’ equity differences in the table include differences in liabilities relating to leases and asset retirement obligations that are principally noncurrent. Leasing liabilities under U.S. GAAP were higher than those for IFRS by EUR 1,095 million and EUR 848 million as of June 30, 2007 and December 31, 2006, respectively. Liabilities recorded for assets retirement obligations under U.S. GAAP were lower than those recorded for IFRS by EUR 41 million and EUR 75 million as of June 30, 2007 and December 31, 2006, respectively.

(d) Pensions and similar obligations

As of December 31, 2006 the Company has elected to recognize actuarial gains and losses under IFRS immediately outside of profit and loss. As a result of this change, which was implemented retrospectively, actuarial gains and losses are recognized immediately in the pension liability in the balance sheet through a direct entry to retained earnings Under U.S. GAAP the changes in the funded status, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87 Employers’ Accounting for Pensions.

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

In connection with its voluntary early retirement (Altersteilzeit (“ATZ”)) programs the Company has made enhancements to certain retirement benefits and other post-employment benefits. These enhancements are recognized as termination benefits under IFRS and recorded as expense in full when the obligation arises as part of the defined benefit obligation. Under IFRS the amounts relating to such termination benefits are included in the provision for pension and other employee benefits. Under U.S. GAAP these enhancements to retirement benefits and other post-employment benefits are measured based on the employees who have accepted the offer and systematically recognized as expense and in the projected benefit obligation over the employees’ remaining service period.

Under IFRS the Company reports the interest cost element of net periodic pension cost as a component of finance costs while under U.S. GAAP the interest cost element is treated as a part of personnel-related costs and reported within profit from continuing operations.

The components of net periodic pension cost in accordance with IFRS are shown below:

	H1 2007	H1 2006
	millions of €	millions of €
Service cost	77	124
Interest cost	145	141
Return on plan assets	(17)	(22)
Actuarial losses recognized	0	36
Net periodic pension cost	205	279

Substantially all of the Company’s pension obligations are domestic.

(e) Financial Instruments

The following table provides a breakdown of the differences between IFRS and U.S. GAAP net income and shareholders’ equity relating to financial instruments.

	Differences in net profit		Differences in shareholders’ equity
	H1 2007	H1 2006	H1 2007	FY 2006
	millions of €	millions of €	millions of €	millions of €
Interest step-up/step-down provisions	(7)	(9)	12	13
Mandatory convertible bond	0	30	0	0
Fair value hedges	(75)	(62)	(75)	0
Cash flow hedges	(18)	(17)	—	—
Embedded derivatives	0	(2)	22	21
Other	4	(7)	0	0
	(96)	(67)	(41)	34

Interest Step-Up/Step-Down Provisions

Certain bonds and other debt of the Company contain step-up provisions whereby the interest rates are increased or decreased when the Company’s credit rating is upgraded above or downgraded below certain levels. Under IFRS, when the Company changes its estimated interest payments as a result of a step-up or step-down in interest rates, it adjusts the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the statement of income. Under U.S. GAAP the effect of the step-up or step-down in interest rates is accounted for prospectively through a change in the effective interest rate.

Mandatory Convertible Bond

In 2003, the Company issued a mandatory convertible bond. Under IFRS the components of the mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium was amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value was ascribed to the equity component, with the entire proceeds received recorded as a liability. The conversion date was June 1, 2006. Therefore, no U.S. GAAP difference in shareholders’ equity exists as of December 31, 2006 and as of June 30, 2007, although the net profit for the six-month period ended June 30, 2006, reflects differences for the period from the beginning of the year until conversion. In 2005, the dividend paid on the Company’s common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. Under U.S. GAAP the conditional payment represented an embedded derivative and the Company recorded the estimated fair value of the liability of EUR 45 million at December 31, 2005. The U.S. GAAP liability of EUR 45 million recorded as of December 31, 2005 was reversed into income in the six months ended June 30, 2006.

Fair Value Hedges

The Company has designated certain derivatives as fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain designated derivatives as fair value hedges for U.S. GAAP purposes in 2003 were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders’ equity and net income.

For the periods ended June 30, 2007 and 2006, Deutsche Telekom recognized under U.S. GAAP no effect in earnings due to hedge ineffectiveness of its fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

Cash Flow Hedges

In general, there are no significant differences in the Company’s designation and accounting for cash flow hedges under IFRS and

U.S. GAAP. The existing income statement differences result from the reclassifications of U.S. GAAP hedging losses, previously recorded in other comprehensive income into earnings for forecasted transactions. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS have been recognized in earnings.

Embedded derivatives

The difference in shareholders’ equity and net profit results from different recognition criteria for embedded derivative instruments under IFRS and U.S. GAAP. Under both IFRS and U.S. GAAP an embedded derivative requiring payment denominated in the functional currency of any substantial party to the contract or in a currency that is routinely used for purchases and sales of that good or service in international commerce is not required to be separated from the host contract and accounted for separately. Additionally, under IFRS an embedded foreign-currency derivative is closely related to the host contract if the currency in which the price of the related goods or services is denominated is commonly used in contracts in the economic environment in which the transaction takes place. In contrast, under U.S. GAAP such embedded derivatives are required to be separated from the host contract and accounted for as derivative instruments.

(f) Equity Investments

The basic difference in equity investments between IFRS and U.S. GAAP pertains to the recording of the Company’s share of investee earnings and losses on the basis of IFRS and U.S. GAAP primarily related to the investments in Toll collect and PTC (2006). The Company’s investment in PTC was accounted for using the equity method until the end of October 2006 when Deutsche Telekom acquired a controlling interest. The differences between IFRS and U.S. GAAP for periods subsequent to October 26, 2006 are described under “Goodwill and Other Purchase Price Allocation Differences” (see Note (1) (a)).

Under IFRS, the investment in Toll Collect is accounted for as a joint venture in accordance with IAS 31 Interests in Joint Ventures. As allowed by paragraph 38 of that standard, Deutsche Telekom uses the equity method to account for its interest in Toll Collect as described in IAS 28 Investments in Associates. In accordance with paragraph 30 of IAS 28 the Company provided, where appropriate, for its share of losses, after reducing the interest in Toll Collect to zero, as a liability due to the existence of the equity maintenance undertaking described in Note (2) (d). However, when recognizing these losses, the Company has considered its obligations to fund future Toll Collect losses as an onerous contract and recorded provisions for its present obligations under the contracts. Under U.S. GAAP all losses from the investment are recognized in the period in which they have occurred because the Company is committed to provide further financial support through the equity maintenance undertaking. As of December 31, 2006 and June 30, 2007, no liability was recorded under IFRS. However, for the first six months ended June 30, 2006, a difference in net profit of EUR 100 million resulted from the different timing of recognizing the losses from the equity maintenance undertaking.

(g) Accruals and Other Differences

The Company has accrued certain personnel restructuring costs and costs for early retirements of civil servants for IFRS based on the number of employees expected to voluntarily accept the company’s offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer. The difference in shareholders’ equity amounts to EUR 1,062 million and EUR 1,702 million as of June 30, 2007 and December 31, 2006, respectively. The negative difference in net profit amounts to EUR 640 million and EUR 379 million as of June 30, 2007 and 2006, respectively. In the six months ended June 30, 2007 the Company recorded an increase of EUR 60 million to the liability for personnel restructuring relating to the year ended December 31, 2006.

Under IFRS, provisions for the bonus to be paid in accordance with the ATZ programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees’ remaining service period. The difference in shareholders’ equity amounts to EUR 337 million and EUR 359 million as of June 30, 2007 and December 31, 2006, respectively.

In the years 2004 through 2006, the Company accrued expense of EUR 624 million under U.S. GAAP to reflect the expected future losses resulting from the dissolution of the Company’s joint venture with Cingular Wireless. As part of the dissolution of the joint venture, the Company agreed to transfer certain spectrum license to Cingular Wireless in 2007. Under IFRS, the Company recorded the expected loss as an impairment of intangible assets (see Note (1) (b). In the first half of 2007, pursuant to the joint venture dissolution agreement, the licenses were transferred with the result that the licenses and U.S. GAAP accrual were removed from the balance sheet. As of June 30, 2007 there are no longer differences between IFRS and U.S. GAAP reported in the balance sheet relating to the dissolution.

The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (“SPEs”). Under IFRS these SPEs are consolidated in the Company’s consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities (“QSPEs”) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. In 2007, the Company adopted SFAS No. 156 Accounting for Servicing Financial which did not have a material impact on the consolidated financial position or result of operation under U.S. GAAP.

Differences exist between IFRS and U.S. GAAP with respect to leased assets that no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated.

Under IFRS provisions are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

Under IFRS and U.S. GAAP, the consideration received relating to a multiple-element arrangement is allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under both IFRS and U.S. GAAP, certain activation and one-time fee elements, which are not part of a multiple element arrangement, are deferred and amortized over the expected duration of the customer relationship. With the prospective implementation of EITF 00-21 the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements under U.S. GAAP are the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP the Company defers incremental direct costs of customer acquisition, such as commissions to sales channels, for those sales for which it defers revenues. However, any costs in excess of the amount of deferred revenue are recognized immediately as expenses. The deferred costs are amortized over the expected customer relationship. With the prospective implementation of EITF 00-21 at the beginning of 2004 generally less revenues is deferred than in prior periods, especially with respect to multiple element arrangements. As a result more of the incremental costs are recognized immediately as expenses.

Under IFRS and U.S. GAAP when an arrangement conveys the right to use property, plant or equipment that right shall be treated as a lease. As allowed under EITF 01-8 determining whether an arrangement contains a lease the Company applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS the Company has applied the guidance included in IFRIC Interpretation 4 determining whether an arrangement contains a lease to all arrangements.

(h) Income Taxes

The differences relating to income taxes include the deferred tax effects relating to other valuation differences between IFRS and U.S. GAAP. Deferred taxes are recorded under U.S. GAAP for those valuation differences that meet the definition of a temporary difference. The expected reversal of the additional U.S. GAAP temporary differences is also considered in the measurement of the valuation allowance recorded on deferred tax assets for U.S. GAAP purposes.

Additionally, under German tax law 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where the Company is able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, the Company has recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in domestic subsidiaries. The Company has also recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries and equity investments where the excess is not essentially permanent in duration.

The Company recorded a net reduction of retained earnings of EUR 177 million under U.S. GAAP on January 1, 2007, upon the adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”) and recorded income tax expense of EUR 36 million relating to FIN 48 in the six months ended June 30, 2007. The effect of the additional income tax expense resulted in a EUR 0.01 reduction of earnings per share. See Note (2) (c) for additional information.

(i) Minority Interest

Under IFRS, minority interest is classified as a component of Shareholders’ Equity. Under U.S. GAAP, minority interest is classified outside of Shareholders’ Equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

(2)	Additional Information

(a) Provisions for Staff-Related Measures

As announced in 2005, Deutsche Telekom launched the necessary staff restructuring program. Under this program, a total of 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. At the heart of staff restructuring is the provision of socially responsible staff restructuring tools such as partial retirement arrangements, voluntary redundancy and severance payments, and early retirement. By the end of 2006, Deutsche Telekom had implemented around one-third of the planned workforce reduction within the overall plan, which runs until 2008. Civil servants are also included in the staff restructuring process. The Second Act to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost (Zweites Gesetz zur Änderung des Gesetzes zur Verbesserung der personellen Struktur beim Bundeseisenbahnvermögen und in den Unternehmen der Deutschen Bundespost) came into effect on November 16, 2006. Among other objectives, the Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements makes up the majority of the workforce in Eastern Germany. The Act allows Deutsche Telekom to include its civil servants in the staff restructuring process in a socially responsible manner. According to this law, civil servants of all service grades who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation will be able to apply for early retirement from the age of 55. Within the framework of the staff restructuring program, provisions for voluntary redundancy and severance payments for employees (EUR 0.4 billion) and provisions in connection with the early retirement arrangements for civil servants (EUR 1.7 billion) were recognized under IFRS in the 2006 financial year.

The following table summarizes the changes in the provisions for staff-related matters under IFRS for the six months ended June 30, 2007:

	Jan. 1, 2007	Addition	Use	Reversal	Other changes	H1 2007
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Broadband/Fixed Network	1,137	38	(261)	(55)	17	876
Mobile Communications	27	1	(4)	(1)	—	23
Business Customers	538	—	(73)	(13)	(2)	450
Group Headquarters & Shared Services	551	37	(303)	(29)	(1)	255
	2,253	76	(641)	(98)	14	1,604

Total provisions for staff related measures at June 30, 2007, amounted to approximately EUR 1.6 billion. This amount includes EUR 0.4 billion for provisions for voluntary redundancy and severance payments together with EUR 0.8 billion for provisions in connection with the civil servants’ early retirement scheme.

(b) Comprehensive Income

The total recognized income and expense attributable to equity holders presented in the “consolidated statement of recognized income and expense” under IFRS is similar to the concept of total comprehensive income as defined in U.S. GAAP.

The following table shows the reconciliation from net profit to total comprehensive income (all amounts relate to IFRS):

	H1 2007	H1 2006
	millions of €	millions of €
Net profit	1,067	2,108
Change in other comprehensive income (not recognized in income statement)	(413)	(1,612)
Recognition of other comprehensive income in income statement	(4)	(5)
Total comprehensive income	650	491

(c) Uncertain Income Tax Positions

On January 1, 2007, Deutsche Telekom adopted the provisions of FIN 48. In this respect, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, unrecognized tax benefits represent the treatment expected by the Company of a tax position taken in a filed tax return, or planned to be taken in a future tax return that has not been reflected in measuring income tax expense for financial reporting purposes.

As a result of this review, Deutsche Telekom recognized a EUR 344 million increase in the liability for unrecognized tax benefits EUR 177 million of which, if recognized, would affect the effective tax rate of the Company. As a result thereof, the January 1, 2007 balance of retained earnings decreased by EUR 177 million. Following the implementation of FIN 48 effective January 1, 2007, the Company’s total liability for unrecognized tax benefits was EUR 653 million EUR 343 million of which, if recognized, would affect the Company’s effective tax rate.

The German tax administration concluded its examination of both corporate income and trade tax returns of Deutsche Telekom for the years 1997 to 2000 and is expected to issue a final report soon. Currently, the years 2001 to 2004 are under examination by the German tax authorities. Years still open to examination by foreign tax authorities in jurisdictions material to Deutsche Telekom include the U.S. (1993-2006), U.K. (2003-2006), the Netherlands (2003-2006), Hungary (2002-2006), Poland (1997-2006) and Austria (1997-2006).

Deutsche Telekom does not recognize accrued interest associated with uncertain tax positions as part of the tax provision. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. As of January 1, 2007, the cumulative adjustment relating to accrued interest on unrecognized tax benefits was EUR 2 million. Total interest expense recognized with respect to uncertain tax positions amounts to EUR 91 million. As of today no penalties were recognized.

In the first half of 2007 the liability for unrecognized tax benefits increased by additional EUR 136 million of which EUR 92 million, if recognized, would affect the effective tax rate of the Company. In addition, tax benefits of EUR 788 million relating to entities with a net operating loss for which a full valuation allowance has been established were not recognized. The Company expects the amount of unrecognized tax benefits to further change in the next 12 months. However, it is not expected that this change in the amount of unrecognized tax benefits will have a material impact on the Company’s financial position.

(d) Guarantee

Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH amounting to EUR 230 million. The Company and its joint venture partner, DaimlerChrysler Services have given an Equity Maintenance Undertaking to Toll Collect, which is an obligation to contribute, through August 31, 2015, (the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect GmbH. The Company is unable to accurately estimate its maximum exposure under the Equity Maintenance Undertaking, due to the contingencies described below.

In the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself, and the Federal Republic of Germany regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal

Republic’s statement of claim on August 2, 2005. In the statement of claim, the Federal Republic maintains its claim to lost toll revenues of approximately EUR 3.51 billion plus interest, alleging that it was deceived as to the possible commencement of operations on September 1, 2003. The total of the asserted claims for contractual penalties was increased to approximately EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment).

(e) Discontinued Operations in accordance with U.S. GAAP

The effect on revenues from discontinued operations (T-Online Spain and T-Online France) is shown in the table below.

	H1 2007	H1 2006
	millions of €	millions of €
Net revenue	31,028	29,972
Net revenues from discontinued operations	211	159
Net revenues from continuing operations	30,817	29,813

As of June 30, 2007, the Company classified as “held for sale” assets and liabilities with a net book value of EUR 205 million and of EUR 236 million under IFRS and U.S. GAAP, respectively, relating to T-Online Spain. The difference in the net book value relates primarily to goodwill.

(f) Recently Issued and not yet Implemented U.S. GAAP Accounting Standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Deutsche Telekom on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: August 9, 2007